Exhibit 4.1

Inmet Mining Corporation

Annual Information Form

March 28, 2012

Annual information form

This AIF contains important information that can help you make an informed decision about Inmet Mining Corporation. It describes our business, our mineral reserves and resources, our operations and prospects, risks and other factors that affect us.

Inmet Mining Corporation

March 28, 2012

WHAT’S INSIDE

CORPORATE STRUCTURE	3

GENERAL DEVELOPMENT OF THE BUSINESS	5

DESCRIPTION OF THE BUSINESS	8

OPERATIONS	11

Çayeli Bakir Isletmeleri A.S. (Çayeli)	11

Cobre Las Cruces S.A. (Las Cruces)	15

Pyhäsalmi Mine Oy (Pyhäsalmi)	21

Minera Panama S.A. (Cobre Panama)	24

Exploration	33

MINERAL RESERVES AND RESOURCES	34

RISK FACTORS	39

DESCRIPTION OF CAPITAL STRUCTURE	48

RATINGS	49

MARKET FOR SECURITIES	49

MATERIAL CONTRACTS	49

GOVERNANCE	51

Board of Directors	51

About the Audit Committee	56

Officers	58

TRANSFER AGENT AND REGISTRAR	60

USE OF EXPERTS	60

SHARE OWNERSHIP	61

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	61

ADDITIONAL INFORMATION	62

Schedule 1 – Inmet Mining Audit Committee Charter	63

About this document

Unless otherwise indicated, the information in this annual information form (“AIF”) is given as of December 31, 2011. All currency amounts in this AIF are expressed in Canadian dollars, unless otherwise indicated. References to “US $” are to United States dollars and “€” are to Euros, where and if applicable. “SEDAR” means the System for Electronic Document Analysis and Retrieval, the publicly accessible database used for the filing of public securities information as required by securities regulatory agencies in Canada.  Throughout this AIF, the terms we, us, our and Inmet mean Inmet Mining Corporation and its subsidiaries and joint ventures. Inmet Mining means Inmet Mining Corporation only.

Caution with respect to forward-looking statements and information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This AIF contains statements about our business, results of operations and future financial condition.

These statements are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words like may, expect, anticipate, believe or other similar words. We believe the expectations reflected in these forward-looking statements are reasonable. Actual events and results could be substantially different, however, because of the risks and uncertainties associated with our business or events that happen after the date of this AIF. For resource and reserve figures appearing herein, varying cut-off grades have been used depending on the mine, method of extraction and type of ore contained in the ore body.

You should not place undue reliance on forward-looking statements. As a general policy, we do not update forward-looking statements except if there is an offering document or where securities legislation requires us to do so.

All forward-looking statements and information herein are qualified by this cautionary statement.

Presentation of mineral reserve and resource estimates

This AIF uses the terms “Mineral”, “Measured”, “Indicated” and “Inferred” in connection with its resource presentations, as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council. While the terms “Mineral”, “Measured”, “Indicated” and “Inferred” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC. As such, certain information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting requirements of the SEC. “Inferred” resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred” resource will ever be upgraded to a higher category. Under Canadian rules, estimates of “Inferred” resources may not form the basis of feasibility or other economic studies. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States shareholders are cautioned not to assume that all or any part of “Measured” or “Indicated” resources will ever be converted into “Mineral Reserves”. United States shareholders are also cautioned not to assume that all or part of an “Inferred” resource exists, or is economically or legally mineable. In addition, the definitions of “Proven” and “Probable” reserves under CIM standards differ in certain respects from the Securities and Exchange Commission (“SEC”) standards.

CORPORATE STRUCTURE

Inmet Mining exists under the Canada Business Corporations Act. Our registered and head office is at 330 Bay Street, Suite 1000, Toronto, Ontario Canada, M5H 2S8. We have approximately 1,280 employees worldwide.

Inmet Mining’s corporate history

1987	June 1	Metall Mining Corporation/Corporation Minière Metall continued under the laws of Canada by certificate and articles of continuance
1988	January 1	Amalgamation with two wholly-owned subsidiaries by certificate and articles of amalgamation
1990	December 31	Amalgamation with a wholly-owned subsidiary by certificate and articles of amalgamation
1995	May 4	Name changed to Inmet Mining Corporation/Corporation Minière Inmet
1999	January 1	Amalgamation with a wholly-owned subsidiary by certificate and articles of amalgamation
2011	February 14	Amalgamation with a wholly-owned subsidiary by certificates and articles of amalgamation

Principal Subsidiaries and Properties

Our principal subsidiaries as at December 31, 2011 were:

	Jurisdiction	Ownership (%)
Çayeli Bakir Isletmeleri A.S. (Çayeli)	Turkey	100
Cobre Las Cruces S.A. (Las Cruces)	Spain	100
Pyhäsalmi Mine Oy (Pyhäsalmi)	Finland	100
Minera Panama S.A. (Cobre Panama)	Panama	100	(1)

Our principal operations and development properties as at December 31, 2011 were:

	Çayeli	Las Cruces	Pyhäsalmi	Cobre Panama(2)
Location	Turkey	Spain	Finland	Panama
Ownership	100%	100%	100%	100%(1)
Primary metal	copper	copper	copper	copper
Secondary metal	zinc	—	zinc	gold
Mine type	underground	open pit	underground	open pit
Mine life	2019	2022	2018	30 years (est.)

(1) As at December 31, 2011, Inmet’s ownership is subject to an option granted to Korea Panama Mining Corporation to acquire a 20 percent equity interest in Minera Panama, S.A., the Inmet subsidiary holding Cobre Panama. On January 10, 2012 Inmet received notice that Korea Panama Mining Corporation elected to exercise this option. As of the date of this document, closing of this option exercise is expected to occur in April, 2012.

(2) Cobre Panama is a development property and is not currently an operating mine.

GENERAL DEVELOPMENT OF THE BUSINESS

The following is a summary of key developments over the past three years:

2009

Las Cruces Commissioning

Construction of the process plant was completed in February 2009, following construction of the mine in 2008.  In June 2009 Las Cruces produced its first copper cathode and we commenced the 1st phase of commissioning, focusing on correcting equipment deficiencies and materials selection for the process plant.  In 2009 Las Cruces produced 3,900 tonnes of cathode.

Troilus Site Closure and Decommissioning

In April 2009 Inmet ceased mining operations at Troilus, a gold-copper mine located in Quebec, Canada. Inmet continued to process low-grade ore stockpiled at the site after it ceased mining operations.  In late 2009 Inmet submitted a final detailed version of the site closure plan and cost estimate to the Quebec regulatory authorities.

Equity offering and Las Cruces debt restructuring

On June 25, 2009, we completed a public offering of 7.825 million common shares of Inmet Mining on a “bought deal” basis, at a price of $44.50 per share for gross proceeds of $348 million. We used part of the proceeds to repay the remaining $232 million outstanding under a Las Cruces project credit facility with third party lenders and cash collateralized $32 million in letters of credit that had been secured under that facility. This eliminated the facility and its restrictive covenants, and significantly reduced long-term debt on our consolidated balance sheet.

KPMC Granted Option for 20 percent of Cobre Panama

In October 2009, we entered into an agreement with Korea Panama Mining Corporation (KPMC) that gave it the option to acquire a 20 percent equity interest in Minera Panama S.A. (Minera Panama).  The initial agreement provided KPMC with 60 days to exercise its option following a public announcement by Inmet with respect to the construction and development of Cobre Panama.  Subsequently, in July 2011 Inmet and KPMC agreed to amend the initial agreement to provide KPMC with the right to exercise its option up to the date that is the later of 60 days following Inmet’s announcement, and the seventh day following receipt of approval of the project environmental and social impact assessment (ESIA) by the Autoridad Nacional del Ambiente (ANAM), the Panamanian environmental regulatory authority (provided that the option could not be exercised after June 30, 2013).  Upon closing of the option, KPMC will be required to invest in Minera Panama its proportionate share of our investment to that time, and to fund its share of future development costs.  KPMC has the right also to enter into an off-take purchase agreement, on terms to be negotiated, under which it will be entitled to purchase a pro-rata share of Cobre Panama’s production of copper concentrates, subject to KPMC providing financing to the project in proportion to its interest.

2010

Cobre Panama final FEED Study and ESIA Submission

On March 31, 2010 we announced the results of a final Front-end Engineering and Design (FEED) study that included updated capital cost and operating cost estimates, and other information about the project. On September 2010, Minera Panama submitted the project ESIA to ANAM.

Troilus Site Closure and Decommissioning

In June 2010 all remaining surface ore stockpiles were depleted and Inmet ceased milling operations.  Following cessation of operations, a small group of workers remained onsite to oversee closure activities.

Las Cruces Commissioning

Effective July 1, 2010, we ceased capitalizing Las Cruces’ pre-operating costs net of sales and began to recognize these results in operating earnings and operating cash flow in our consolidated financial statements.  At this time we entered a 2nd Phase of commissioning, focusing on bottlenecks in the plant design, increasing throughput and balancing plant runtime with the process chemistry.  In September, 2010 we entered a 3rd Phase dedicated to metallurgical optimization.  In 2010 Las Cruces produced 28,500 tonnes of cathode.

Acquisition of Remainder of Cobre Las Cruces

On December 15, 2010, we completed the acquisition of a 30 percent indirect equity interest and subordinated sponsor loans in the Las Cruces from Leucadia National Corporation and an affiliate of it (Leucadia).  Inmet paid US $150 million in cash and issued Leucadia 5,442,413 common shares.  Leucadia was also released from its guarantee on US $72 million debt owed by Cobre Las Cruces, S.A. to an affiliate of Inmet.  As a result of the share issuance, the number of Inmet’s issued and outstanding common shares increased to 61,549,172 common shares and Leucadia’s beneficial ownership increased at that time to 11,042,413 Inmet shares, or 17.94 percent of Inmet’s issued and outstanding common shares.

Amended Subscription Agreement with Temasek subsidiary

On March 31, 2010 we announced that Inmet and Ellington Investments Pte. Ltd. (Ellington), an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited (Temasek) entered into a subscription agreement pursuant to which Ellington agreed to purchase 9,258,419 subscription receipts at a price of $54.0049 for total proceeds of $500 million.  Each subscription receipt was exchangeable for an Inmet common share upon satisfaction of certain conditions.

On December 23, 2010 Inmet and Ellington announced that they had amended the subscription agreement to provide that the subscription receipts previously issued to Ellington would be exchanged for Inmet common shares.  Under the amended subscription agreement, each subscription receipt was exchangeable for 0.840283 Inmet common share, representing a subscription price per Inmet common share of $64.2699, or a 15 percent discount to the five day volume-weighted average price of Inmet common shares on the Toronto Stock Exchange as at December 22, 2010.  The subscription receipts were to be automatically exchanged no later than 150 days after the coming into effect of legislation to amend Panama’s Mineral Resources Code (Code) to permit entities in which foreign governmental bodies or authorities have an interest to hold direct or indirect interests in mining concessions in Panama.

2011

Terminated Arrangement with Lundin Mining Corporation

On January 12, 2011, Inmet Mining and Lundin Mining Corporation (“Lundin”) entered into an arrangement agreement under which they agreed, subject to certain conditions, to amalgamate the two companies by way of a Plan of Arrangement under the Canada Business Corporations Act.

The proposed amalgamation was to feature a common share exchange through which common shareholders of the parties would have received common shares of the merged company in exchange for common shares held in the predecessor companies. The exchange ratios represented no premium to either party based on the respective 30 day volume weighted average prices (VWAP) on the TSX to January 11, 2011.

Completion of the proposed merger was conditional on approval of Inmet and Lundin shareholders, and satisfaction of other customary approvals including regulatory, stock exchange, and court approvals.

The arrangement agreement also included customary reciprocal deal protections, including covenants to not solicit any alternative transaction, subject to the exercise of the board of directors of each company of its fiduciaries duties in respect of any unsolicited “Superior Proposal”, as defined under the arrangement agreement.  Each company also agreed to pay the other a break fee of C$120 million in certain circumstances.  In addition, each company granted the other a right to match any competing offer.

On February 28, 2011, Equinox Minerals Limited (Equinox) announced that it would make an unsolicited offer to acquire Lundin, followed by a formal bid made on March 7, 2011. On March 20, 2011, Lundin announced that its board of directors unanimously recommended that Lundin shareholders reject the Equinox offer.

On March 29, 2011, Inmet and Lundin agreed to terminate the arrangement agreement in accordance with its terms. While no break fee was payable by either party upon such termination, Inmet retained the right to receive the break fee in the event that Equinox’s unsolicited offer to acquire Lundin was successful.  As Equinox’s bid to acquire Lundin was ultimately not successful, no break fee was paid by either party.

Disposition of Interest in Ok Tedi

On January 28, 2011 we disposed of our 18 percent equity interest in Ok Tedi Mining Limited (OTML) for gross proceeds of US $335 million, which resulted in net proceeds received by Inmet of approximately US $307 million after deduction of withholding taxes paid in Papua New Guinea.

Temasek Subsidiary Exchanges Subscription Receipts for Common Shares

On May 17, 2011 a Temasek subsidiary exchanged $500 million previously issued subscription receipts for 7,779,692 common shares.  As a result of the share issuance, the number of Inmet’s issued and outstanding common shares increased to 69,328,864 common shares and Temasek’s beneficial ownership represented approximately 11 percent of Inmet’s issued and outstanding common shares.

Cobre Panama ESIA Approval

On December 28, 2011 the Government of Panama, through ANAM, approved the ESIA required for development of the Cobre Panama copper project, including the mining operations and related infrastructure, a port facility, and a coal-fired power plant.  With the announcement of the approval by ANAM of the project ESIA, KPMC had until January 10, 2012 to notify Inmet as to its election to acquire a 20 percent interest in the project.

Las Cruces Production

Las Cruces continued to work towards achieving design capacity of 72,000 tonnes per annum. In 2011 Las Cruces produced 42,100 tonnes of cathode, and in the final month of 2011 Las Cruces produced over 5,000 tonnes of cathode.

Recent Developments

KPMC Exercises Option for 20 percent of Cobre Panama

On January 10, 2012, KPMC elected to exercise its option to acquire a 20 percent interest in the Cobre Panama development project. As of the date of this document it is expected that KPMC will complete its purchase of this interest in April, 2012.

DESCRIPTION OF THE BUSINESS

Inmet is a Canadian-based global mining company that focuses on producing copper and zinc. We have three wholly-owned mining operations: Çayeli (Turkey), Las Cruces (Spain) and Pyhäsalmi (Finland). As at March 28, 2012, we also have a 100 percent interest in Cobre Panama, a development property in Panama.  On January 10, 2012 KPMC exercised an option to acquire a 20 percent interest in Cobre Panama, closing of which is expected to occur in April, 2012.

The following table provides a summary of our copper and zinc production by operating mine for each of our last two financial years:

	2011		2010
	COPPER PRODUCTION (TONNES)(2)	ZINC PRODUCTION (TONNES)	COPPER PRODUCTION (TONNES) (2)	ZINC PRODUCTION (TONNES)
Çayeli	28,700	48,100	28,200	51,300
Las Cruces	42,100	—	20,600	—
Pyhäsalmi	14,000	32,300	14,700	30,100
Other(1)	—	—	2,000	—
Total	84,800	80,400	65,500	81,400

(1)          Consists of production from Troilus (production ceased in June, 2010).

(2)          Excludes volumes from Ok Tedi (Inmet’s interest disposed of in January, 2011)

The following table sets out our revenue by product for each of our last two financial years:

	2011		2010
	($, millions)	(%)	($, millions)	(%)
Copper	696	71.1	470	60.3
Zinc	177	18.1	176	22.6
Other	106	10.8	133	17.1
Total	979	100.0	779	100.0

Product Summary

Inmet is primarily a producer of copper and zinc and also produces gold, silver and pyrites as by-products.  We produce both copper cathodes and copper concentrates, as well as zinc concentrates.  We also produce a pyrite concentrate for customers who require sulphur units.

Global Economy Review

At the beginning of 2011 consensus expectations were for global gross domestic product (GDP) growth of around 4.0 – 4.5 percent, primarily driven by robust emerging market economies. Current estimates are that global GDP growth in 2011 will have been only 2.5 percent, with significant underperformance in the industrial countries with growth of around 0.7 percent. Emerging economies, on the other hand appear to have performed much better, with growth at around 6.0 percent, not far short of the original expectations.

2011 turned out to be a year of tremendous uncertainty and many surprises, all of which unleashed a wave of volatility across most markets. The earthquake and tsunami in Japan affected production in many industries in the early part of the year; the Arab spring in North Africa and the Middle East has initiated the process of political change in those regions; elevated global debt levels have heightened tensions in the US budget process and more substantially throughout the Eurozone. China in contrast, spent most of the year attempting to slow its overheating economy.

Copper

Refined copper is used primarily in electrical and electronic applications.  Prices and premiums are largely dependent on the demand for electrical wire in construction, communications, automotive applications and in consumer durables. Copper is traded on the London Metal Exchange (LME), the New York Commodity Exchange (COMEX) and the Shanghai Futures Exchange (SHFE).

Our business model focuses on base metals, primarily copper, which we continue to believe will be an attractive business over the long-term. As populations and industries grow, so does the demand for copper. The pace of industrialization, especially in China and India, has kept global demand for copper high over the last decade and it is expected to remain high over the long-term. Per capita copper consumption in developing countries is still only a fraction of that of developed nations. Copper supply has been constrained by declining production at existing operations, declining ore grades, production disruptions for environmental, economic and community reasons, a limited number of viable new projects and restricted access to financing.  New copper projects are increasingly more difficult to develop because of their locations, their social contexts, and increasingly stringent environmental regulations and requirements. We believe that this bodes very well for the price of copper in the future and that copper has the best performance profile in the industry and we will continue to focus on copper in the future.

2011 was originally projected to be a strong year for base metal prices, particularly for copper, as forecasts at the beginning of the year were pointing towards a copper market deficit ranging from 300 kt to 500 kt and the prospect of destocking in China was expected to help keep prices at high levels. While much of this view indeed materialized, Europe’s fall into recession during the fourth quarter has significantly changed the landscape for commodities demand. However, copper market fundamentals still remain strong as reported stocks are falling and mine supply growth continues to be challenged by declining ore grades from aging mines, labor and community disruptions and difficulty in bringing greenfield mines to production.

Copper prices began 2011 at US $4.42 per pound and rose to record levels of US $4.60 per pound early in the year.  However as for other base metals and commodities, the price of copper declined toward the end of August and fell sharply during the last quarter of 2011 closing the year at US $3.43 per pound. The average copper price for 2011 was US$4.00 per pound, 17 percent higher than the 2010 average and the highest annual average price in history.

While copper prices were sharply down during the last quarter, total exchange stocks (LME, Comex, Shanghai) ended the year with very little change, starting the year at 576,000 tonnes and ending at 553,000 tonnes, a decline of 4 percent. We believe that this was due to increasing Chinese imports of low price copper for restocking during the last quarter.

Zinc

Zinc is used primarily for galvinizing steel, and prices and premiums are dependent on the demand for steel products.  The main consuming sectors are infrastructure, auto production and construction. Zinc is traded on the London Metal Exchange and on the Shanghai Futures Exchange.

In recent years zinc mine supply has grown strongly keeping the zinc market in surplus as evidenced by significantly accumulated exchange stocks since 2008.  As a result, zinc prices have not been as strong as copper prices in recent years.  In 2012 we believe that high levels of visible refined zinc stocks and the continued global economic uncertainty will limit the upside potential of zinc prices. As a result, we forecast zinc prices to remain close to the levels experienced at the beginning of 2011 for much of the first half of 2012. During the second half of the year we expect that positive progress on the Eurozone crisis and increasing demand from China will boost market sentiment and zinc prices.

Zinc prices started 2011 at US $1.12 per pound.  Zinc prices fell sharply in the last quarter to close the year at $0.83 per pound, losing 26 percent of its value in 2011.

OPERATIONS

Çayeli

Location	Turkey
Ownership	100%
Type of mine	underground
Primary metal	copper
Secondary metal	zinc
End product	copper and zinc concentrates
Expected mine life	2019
Average reserve grades	copper – 3.1%
zinc – 3.7%
Infrastructure	close to roads and 18 kilometres from the port at Rize
Employees	475
Contractors	84

Business structure

Çayeli Bakir Isletmeleri A.S. is a wholly-owned subsidiary of Inmet Mining and is incorporated under the laws of the Republic of Turkey. Its main asset is the Çayeli copper and zinc mine.

Eti Holding A.S., which is wholly-owned by the Government of Turkey, holds the operating license for the property and has leased it to Çayeli. The lease expires on July 29, 2044. Eti is entitled to a royalty based on 7 percent of Çayeli’s net income.

About the property

The Çayeli mine is located in the province of Rize near the Black Sea coast of northeastern Turkey:

•                  the plant site is at about 100 metres above sea level, on the western flood plain of the Büyükdere River

•                  it sits directly across from the town of Madenli, about seven kilometres from the Black Sea coast

•                  the town of Çayeli is located where the Büyükdere River enters the Black Sea, about 18 kilometres east of the city of Rize

•                  the surface projection of the ore body covers an area of approximately 203 hectares

•                  the mine accesses electrical power from the national grid and draws the water it uses for processing from a series of ground water wells and the adjacent Büyükdere River

•                  copper and zinc concentrates are shipped from the site in covered trucks to the Black Sea port at Rize, a distance of 18 kilometres.

Physical characteristics of the deposit

Çayeli is a Cretaceous-age volcanogenic massive sulphide deposit that:

•                  has a known strike length of over 600 metres

•                  extends to a depth of at least 600 metres

•                  varies in thickness from a few metres to 80 metres, averaging about 20 metres.

The average dip is 65 degrees to the north northwest.

The deposit is at the contact between altered footwall felsic volcanic flows and pyroclastic and hangingwall mafic volcanic rocks. It consists of massive and stockwork sulphides. The mineralization includes pyrite, chalcopyrite and sphalerite and smaller amounts of galena and tetrahedrite.

Geology

The massive sulphide ore is classified into:

•                  yellow ore, which is copper-rich and zinc-poor

•                  black ore, which is zinc-rich and copper-poor

•                  clastic ore, which contains copper, zinc and precious metals. In this ore, the sphalerite contains intergrowths and inclusions of chalcopyrite and requires batch processing through the mill.

Stockwork ore, containing pyrite and chalcopyrite in veins, occurs stratigraphically below the massive sulphide ores.

Environmental and Social Context

The Çayeli surface footprint is small, consisting of mine infrastructure, processing facilities, administrative offices, warehouse facilities and yards. There are three small rock storage facilities that store waste rock from the underground mine.

In 2011, Çayeli received its Integrated Environmental Permit from the Turkish regulators which governs the environmental requirements at the site. There is no tailings management facility at Çayeli. Process plant tailings are disposed at a depth of 275 metres in the Black Sea (Deep Sea Tailings Placement, or DSTP) in compliance with applicable Turkish regulations and accepted practice.  At this depth in the Black Sea, the water is naturally rich in hydrogen sulphide and low in dissolved oxygen, which is an environment that does not support marine life.  As a result, DSTP is the preferred tailings disposal method. Turkey is currently developing Mine Waste Regulations to align with European Union standards. Given the long-standing acceptance of DSTP, our strong long-term environmental performance, and Çayeli’s robust monitoring program which demonstrates no change in water quality, we expect that these new regulations will provide for our continued use of DSTP.

Çayeli pumps ground water from a local aquifer. The aquifer has historically shown signs of drawdown, caused by a number of local and regional factors, and this has periodically affected our ability to pump sufficient water to satisfy our operational needs. Çayeli has secured other surface water rights to help offset future ground water limitations.

When the mine is closed, Çayeli’s infrastructure will be dismantled and any remaining waste rock will be placed underground in the mine. Waste rock from the Çayeli underground workings is stored in one of three surface storage facilities. Plans call for this material to be placed back underground when the facility is decommissioned in 2018. If such material is left on surface post-closure there is a risk that it could generate acid drainage which could increase closure and post-closure costs.

Any contaminated materials will be disposed of in accordance with Turkish law and we will re-vegetate the site. The underground mine workings will be allowed to flood once the facility is decommissioned in 2018. There is a risk that ground water traveling through the Çayeli underground workings could become contaminated with metals and other constituents over time which could necessitate treatment of ground water, increasing post-closure costs.

Çayeli operates under Turkish environmental laws and regulations, many of which have been modified over the past several years to incorporate aspects of European Union directives. The current estimated, undiscounted closure cost is $17 million.

Some houses in the vicinity of our mine have suffered damage due to settling.  Some members of the local community have attributed this settling to our mining activities.  While it has not been possible to establish a conclusive causal link between our mining activities and the housing damage, we have decided to resolve this issue as a community relations initiative, rather than through a strictly technical or legal process.  We have performed detailed surveys of homes in the area, identified a zone of impact (in conjunction with local residents), completed inventories and prioritized homes based on the severity of the damage.  We have initiated a multi-year process of coming to agreement with owners of the most severely damaged homes to purchase them for fair market value and ensure that the residents have replacement housing that is better than the damaged homes they had been living in.  In-kind and/or cash settlements are offered, depending on the particular circumstances of the residents.

We expect the relocation process to last for several years.  Our offers are and will be based on fair market value and we have already been successful in reaching agreement with several of the residents. This process has been conducted under evolving international best practice and in compliance with Turkish law.  As a result of this process we believe we have continued to foster an atmosphere of open dialogue and trust with our local communities, avoiding conflict and maintaining our privilege to operate.

Mining method and metallurgical process

Çayeli’s mine design is based on underground bulk mining methods with the use of delayed backfill to extract ore in a sequential manner. The primary mining method is retreat transverse and longitudinal long hole stoping with paste fill and loose or consolidated waste rock backfill. The stopes are mined in primary, secondary and tertiary sequencing.

Ore processing includes three stages of crushing, primary and secondary ball mill grinding, conventional flotation using either standard or column cells, and water removal by thickening and pressure filtering to produce copper and zinc concentrates.

Çayeli key operating data

		2011	2011	2010	Change	Change
		results	target	results	(target to 2011)	(2010 to 2011)

Tonnes of ore milled (thousands)		1,195	1,200	1,147	—	+4%
Tonnes of ore milled per day		3,300	3,300	3,150	—	+4%
Grades (percent)	copper	3.2	3.2	3.2	—	—
	zinc	6.0	5.6	6.3	+7%	-5%
Mill recoveries (percent)	copper	75	80	76	-6%	-1%
	zinc	68	73	71	-7%	-4%
Metal production (tonnes)	copper	28,700	30,900	28,200	-7%	+2%
	zinc	48,000	48,600	51,300	-1%	-6%
Capital expenditures (C$ millions)		$13	$19	$15	-32%	-13%

Operations review

Çayeli’s mine production reached a record 1.2 million tonnes this year and set new records for weekly tonnage of 30,160 tonnes and monthly tonnage of 108,100 tonnes. This increase in performance is the result of improved mine planning processes, the implementation of a mine control system, and additional rehabilitation resources. Çayeli’s ground conditions require constant monitory and reinforcement, including the need to minimize any underground void area. The underground void volume was reduced to an all-time low during the year.

Mill production this year also reached a record 1.2 million tonnes despite difficult metallurgy from milling five different ore types with some ore types containing bornite minerals. Bornite activates zinc leading to its inclusion in Çayeli’s copper concentrate rather than reporting to the zinc concentrate. This reduced the overall metallurgical recoveries for both copper and zinc this year. Copper grades this year were in line with our target and with last year. Copper production was therefore slightly below our expectations. Zinc production was essentially on target because higher grades offset the impact of lower recoveries.

We spent $13 million this year to engineer a pair of new ore pass upgrades, add to the underground mobile equipment fleet, install copper concentrate column flotation cells, install a conveyor dust collection system in the mill, add surface storm water runoff capacity, and to continue our mine development. In 2010, we spent $15 million to upgrade underground mobile equipment, remediate the head frame, and install a new double deck screen for the crusher and mine development.

Legal Matters

A wholly-owned subsidiary of Inmet Mining has been named as a defendant in a claim for the equivalent of $5 million, filed before the Ankara (Turkey) 10th Commercial Court. Inmet Mining held an indirect interest in the Cerattepe exploration property in eastern Turkey, but ultimately the mining license with respect to the project was cancelled by a Turkish court.  Inmet was unsuccessful in its efforts to overturn this judgment. The claimant holds a royalty interest in the cancelled Cerattepe license. Inmet and other third parties have been named as defendants based on an alleged failure to comply with the terms of the royalty agreement.  Inmet is evaluating the claim but at this time it believes that the claim is without merit.

Outlook for 2012

In 2012, production levels should remain at approximately 1.2 million tonnes. As the ore pass project progresses, the mine will rely on two rather than three ore passes for much of 2012, reducing flexibility and increasing ore mixing. This will be mitigated by the introduction of a new mining block in 2012 in close proximity to one of the functioning ore passes.

Both copper and zinc recoveries should remain near 2011 levels in 2012, reflecting the ongoing metallurgical challenges presented by the higher percentages of bornite containing ores and the decreasing zinc grade.

We expect to produce between 27,000 tonnes and 30,000 tonnes of copper and between 36,000 and 39,800 tonnes of zinc. Zinc production at Çayeli from 2008 to 2011 benefitted from grades well above the average reserve grade of 4.3 percent. In 2012, lower zinc grades expected account for the anticipated decline in zinc production.

We expect operating earnings and cash flows to decrease in line with lower expected zinc sales volumes.

We expect operating costs in 2012 to be consistent with 2011 levels. The current three-year labour agreement will expire in May 2012. We expect the negotiation of a new labour agreement will require most of 2012 and we will make a strong effort to manage labour cost escalations to remain a low-cost mine.

We expect to spend $20 million on capital in 2012, including $7 million to upgrade our ore pass system to addresses deterioration that has accumulated over time, and to extend the shotcrete slickline and replace certain mobile equipment.

Planning for the future

Underground infrastructure additions and improvements such as the concrete delivery line extension, an additional internal exhaust raise, and the ore pass rehabilitation should enhance Çayeli’s ability to sustain production at a level of 1.2 million tonnes per year in the coming years.

Initial bulk emulsion explosives trials are underway. This technological improvement, coupled with the introduction of pastefill barricade pressure monitoring to allow continuous pastefill placement, should speed up the stope cycle time, and allow us to sustain high productivity as the percentage of secondary stopes increases.

The installation of the Pitram mine control system, complete with a manned surface control center, has greatly assisted with underground resource allocation and optimization. The purchase of modules to enhance grade control and shift planning functions should add further efficiencies. As the mine planners become more proficient with the new mine scheduling program, better short and long-term planning scenarios will be developed.

We expect bornite to continue to be present in different ore types for the remainder of the mine life. With better mine modeling and reconciliation, we have made advances in our ability to optimize the blending of challenging ore types with types that are more straightforward to process. We will continue our efforts to maximize recovery conditions at the mill through ongoing studies and initiatives.

Las Cruces

Location	Spain
Ownership	100%
Type of mine	open pit
Primary metal	copper
End product	copper cathode
Expected mine life	2022
Average reserve grades	copper – 5.5%
Infrastructure	well maintained all-weather paved roads provide excellent access to the site
Employees	258
Contractors	629

Business structure

On August 22, 2005, Inmet acquired a 70 percent indirect interest in Cobre Las Cruces, S.A. (CLC), the owner and operator of the Las Cruces mine, from MK Resources Company (MK Resources). Leucadia National Corporation, through MK Resources, retained the other 30 percent interest in CLC until December 15, 2010 when it was purchased by Inmet to bring its ownership to a 100 percent indirect interest.

History

The Las Cruces deposit was originally discovered by a subsidiary of Rio Tinto plc in 1994. It carried on exploration activity until 1999 and sold the project in that year to MK Resources, which established CLC as its local Spanish subsidiary. CLC completed two feasibility studies and carried out environmental studies and permitting work prior to becoming an affiliate of Inmet. CLC subsequently completed a revised feasibility study and basic engineering and commenced construction of the project in 2006. Construction of the mine was completed in 2008 and the process plant was completed in February, 2009.

About the property

Las Cruces is located in southern Spain, about 20 kilometres northwest of the city of Seville in the autonomous region known as Andalucia. The regional climate is characterized as Mediterranean and the topography is one of gently rolling hills.

CLC has been granted mining rights for subsurface minerals through Mining Concession No. 7532, granted by the Regional Ministry for Employment and Technological Development of the Province of Andalucia. The Mining Concession was granted in August 2003, after a positive Declaration of Environmental Impact was issued by the Andalucian Regional Ministry of the Environment in May 2002.

The project has all permits and approvals necessary to operate.

The excellent location of the property provides access to all necessary infrastructure:

•      well maintained, paved roads

•      rail service in Seville

•      international airport in Seville with connections throughout Europe

•      port facilities in Huelva, approximately 80 kilometres to the southwest.

Power for Las Cruces is provided by the Spanish national grid, water for plant operations comes from both contact water extracted from the pit and from the San Jeronimo municipal water treatment facility.

The project is subject to a royalty of 1.5 percent of the copper price greater than or equal to US $0.80 per pound.

Physical characteristics of the deposit

The massive sulphide on the property is hosted by late Devonian to early Carboniferous Period volcanic and sedimentary rocks:

•      deposited in a submarine setting within a narrow and relatively shallow intra-continental sea

•      characterized by bimodal volcanism and sedimentation.

Post depositional secondary copper enrichment occurred in the upper part of the massive sulphide deposit, forming the mineralization of interest. The deposit was subsequently buried under 100 to 150 metres of sandstone and calcareous mudstone, called marl.

Geology

The Las Cruces deposit occurs near the eastern end of the Iberian Pyrite Belt, a 250 kilometre long and 40 kilometre wide geologic belt that extends eastward from southern Portugal into southern Spain. The belt is host to more than 100 mineral deposits, some of which were exploited for metals as long ago as pre-Roman times. Mineralization consists of syngenetic massive sulphides containing polymetallic mineralization, similar to most other Iberian Pyrite Belt deposits.

Las Cruces is a blind deposit with no outcroppings because of the 100 to 150 metres of marl on top of the deposit. No other deposits have been found in the immediate area but exploration is difficult because of the thickness of the overburden.

The nearest deposits are Aznalcollar and Los Frailes, both approximately 10 kilometres to the west in the area where the host rock assemblage outcrops at the surface. The Aznalcollar and Los Frailes deposits consist of lead and zinc massive sulphides that were in production over the last 10 to 20 years.

Environmental Context

Our main environmental focus in 2011 was compliance with the considerable number of commitments contained in our various licenses.  Water management and water purification are two areas of intense focus and activity. The Las Cruces ore body lies below the regional Niebla-Posadas aquifer. We treat all the water that comes into contact with mine materials and much of this water is then recycled for dust suppression around the mine area or reused in the hydrometallurgical process.  Las Cruces uses a dewatering and reinjection system (DRS) to remove ground water from the vicinity of the pit, transport it in a system of closed pipelines around the pit and re-inject the water back into the aquifer so that the ground water quantity and quality are preserved.  The ground water contains low concentrations of naturally-occurring metals and other constituents.  We have committed to removing these constituents, as necessary, so that the extracted ground water meets Spanish human health-based drinking water quality standards. See “Permits” below.

The region of southern Spain where Las Cruces is located is subject to intense, short duration rainfall events that can result in pit flooding and accidental release of water from surface storage facilities. There is a risk that such events could lead to a temporary cessation of operations that could impact Las Cruces’ ability to meet its copper production targets.

The tailings storage facility (TSF) and waste rock storage facility are engineered structures constructed from compacted marl and synthetic liner. These facilities receive dewatered leach residue from the operation for permanent storage. In July, 2008 an unanticipated ground movement impacted the TSF. After a thorough investigation, we changed the design of all structures on the property that have been constructed from marl to mitigate the potential for the occurrence of a similar event.

Based on the current closure plan, reclamation costs are estimated at $112 million, of which $34 million has been secured with bonds posted to the relevant authorities by CLC.

Community Context

Las Cruces has built and continues to build broad-based support and privilege to operate.

Permits and Regulatory Context

Mining activities in Spain are subject to Spanish national, regional and local environmental laws and regulations, which regulate, among other things, air emissions, water discharges, soil contamination, waste management, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation.  Spain has harmonized European Union Directives pertaining to environmental matters into its domestic legislation.  These rules impose strict environmental conditions on the management of, among other things, water, wastes and air emissions.

Las Cruces is a complex operation, and as is typical, requires a large number of permits.  The key permits for Las Cruces are:

•                  Declaration of Environmental Impact (DEI).  The DEI is the formal statement from the Seville Provincial Delegation of the Regional Ministry for the Environment that determines the environmental suitability of a project. The DEI also outlines the environmental conditions for the development and operation of the mine regarding protective measures, mitigation and monitoring. The DEI is binding and is incorporated into the conditions of the mining concession;

•                  Integrated Pollution Prevention and Control permit (IPPC) which provides for an integrated system of environmental permitting for all media and for the different relevant environmental regimes, reflecting the harmonization of Spanish environmental legislation with EU Directive 96/61 on Integrated Pollution Prevention and Control.  Las Cruces’ IPPC has very low water discharge emission limit values and these are much lower than the receiving water quality in the nearby Guadalquivir River; and

•                  The DRS Authorization, issued by the Agencia Andaluza del Agua, which regulates the extraction and re-injection of ground water surrounding the Las Cruces open pit.  The DRS authorization was amended as part of the “Global Plan” authorization in July, 2009 and by a further resolution in May, 2010.  These documents contain, among other things, the limit values that pertain to re-injected ground water.

In May, 2008, the authority responsible for the DRS suspended CLC’s authorization to operate other than to ensure preservation of the mine pit walls. The suspension was lifted in May, 2009 and in July 2009 approval for CLC’s “Global Plan” was received.  The Global Plan is designed to address the concerns that led to the suspension and address water management at the operation. The Global Plan includes two primary actions:

(1)          Purifying water extracted from the aquifer on a short-term and permanent basis through an engineered membrane (a form of reverse osmosis) purification process prior to reinjection into the aquifer; and

(2)          Relocating certain DRS extraction wells from above the mineralized zone to locations outside of the mineralized zones and adding additional wells to increase dewatering capacity.

In 2011, we obtained the necessary permits and built an engineered membrane system to purify extracted water prior to re-injecting it back into the ground.  The addition of new dewatering wells has further reduced pit inflows over the course of the year and at year end, pit and pond water levels were well controlled. The purification system is working well and the water we are re-injecting is drinking water quality and cleaner than background levels contained in ground water in the area.  The purification system is consistently able to meet the emission limit values for the Spanish human health-based drinking water quality constituents.  Our license, however, contains constituents for which the purification system was not designed and which are not included in the Spanish human health-based drinking water quality regulation.  Moreover, the license also has emission limit values for some constituents that are more stringent than the drinking water quality limits.  This combination of factors means that we do not currently comply with all aspects of our license and we have been subject to a number of administrative proceedings relating to exceeding the emissions limit values for boron, chlorine and fluorine.  We are working with the regulatory agencies to modify our license so that it addresses the constituents for which the purification system was designed to address.  The non-compliance is strictly administrative in nature and since we are improving the overall quality of the ground water through the re-injection of drinking water, there is no adverse environmental impact.  CLC has taken and will continue to take all necessary actions to comply with applicable requirements.  It is likely that water management will remain an operational challenge at Las Cruces for the foreseeable future.

Legal Matters

A local non-governmental organization has initiated several legal proceedings against regulatory authorities asserting that several approvals for the project relating to the lifting of the suspension on mining, approval of the Global Plan, and a municipal approval from the Town of La Algaba for a license for pipelines and a town planning agreement were not properly authorized. We believe these proceedings are without merit. CLC has joined in the proceedings and is active in vigorously defending against them.  While subject to customary legal uncertainties, we believe that all of these proceedings will be resolved without a material impact on CLC.

Certain employees of CLC are the subject of a criminal investigation arising from a complaint made by a local non-governmental organization to the local public prosecutor.  The complaint concerns the placement of certain wells in the open pit immediately prior to the suspension of the DRS permit that were intended to facilitate water management.  The complaint alleges that the operation of the wells in question resulted in environmental damage, which allegation we unequivocally deny.  CLC and its employees are fully cooperating with the investigating judge, who has broad investigative and remedial powers.  The outcome of such investigation cannot be determined at this time.

On May 25, 2010, the failure of a pipeline beneath one of the reactors in the process plant exposed two contractor employees and one CLC employee to hot, acidic pulp.  One of the contractor employees subsequently succumbed to his injuries. Certain of CLC’s employees are the subject of a criminal investigation in connection with the fatality, which we have been advised is a customary procedure in Spain in such circumstances. CLC and its employees are fully cooperating with the investigation, whose outcome cannot be determined at this time.

Mining method and metallurgical process

Las Cruces uses conventional open pit mining methods, based upon hydraulic shovels and trucks, with drilling and blasting in the lower marls and ore zones. The project has a relatively high stripping ratio supported by the high grade ore. Las Cruces uses contract miners for all mine production.

Ore at Las Cruces is mined from an open pit excavated into marl. Overall pit slopes are shallow (28 degrees) but there is a risk that pit slope instability could develop and this could have a material impact on Las Cruces’ ability to access the bottom of the pit to mine ore.

The metallurgical plant relies on an atmospheric leaching process to recover copper from the rich Las Cruces chalcocite ore. A unique feature of the plant is the use of eight OKTOP agitated reactors to dissolve the copper under conditions of high temperature and high acidity. Oxygen is also added into the reactors to complete the reaction. The feed to the leaching reactors is mine ore that has passed through three stages of crushing and a single stage of grinding.

Once leached, the liquid is separated from the ground solids to become PLS, the feed for the solvent extraction (SX) area. In the SX area the copper is passed to an organic solution and then to the electrolyte that feeds the electrowinning cells. The electrowinning cells produce LME grade copper cathodes weighing approximately 50 kilograms each. An automated crane and stripping machine then harvests and packages the cathodes for shipment.

Las Cruces key operating data

	2011	2011	2010		Change	Change
	results	target	results		(target to 2011)	(2010 to 2011)
Tonnes of ore processed (thousands)	776	750	495		+3%	+57%
Copper grades (percent) cathode	6.5	7.5	7.0		-13%	-7%

Plant recoveries (percent)	84	89	83		-6%	+1%

Copper production (tonnes) cathode	42,100	50,200	28,500		-16%	+48%

Cost per pound of cathode produced (C$)	$1.59	1.14	1.74	(i)	+39%	-9%

Capital expenditures (C$ millions)	$54	$52	$24		+4%	+125%

(1)          Subsequent to July 1, 2010

Mining

We mined a total of 1.1 million tonnes of ore this year. More than 750,000 tonnes remained in the run of mine stockpile at the end of the year. The large stockpile allows blending flexibility for the plant feed and provides a secure ore source if mining is interrupted during the rainy season.

Production

Las Cruces production in 2011 was significantly higher than 2010 production, increasing to 42,100 tonnes of copper cathode from 28,500 tonnes. In the fourth quarter of 2011, Las Cruces produced 14,100 tonnes, and finished the year with monthly production above 5,000 tonnes. In the last two weeks of 2011, we sustained recoveries above 88 percent at increased throughput levels and cathode production approaching design capacity.

Although we have not yet achieved production at the design capacity rate of 72,000 tonnes of copper per year, significant progress has been made to date with the production process since first cathode was produced. Initially, our efforts were directed at correcting equipment deficiencies and materials selection for the process plant. During this “1st Phase” of commissioning, which commenced in mid 2009, constant breakdowns prevented the ramp up and stable operation of the plant until April 2010. Plant reliability has since greatly improved and no substantial mechanical downtime was experienced in second half of 2010. In a “2nd Phase”, we addressed bottlenecks in the plant design and our main focus shifted to increasing throughput while working to balance plant runtime with the process chemistry. As a result, in July and August 2010, throughput rose to 50 percent of design capacity.

In September 2010, we entered the “3rd Phase” dedicated to metallurgical optimization. We made a strategic decision to lower plant throughput in order to implement measures to reach and maintain our design recovery rates (above 90 percent). This was a necessary step to achieve the proper leaching conditions before further increasing the copper feed and potentially sacrificing copper recoveries. In the fourth quarter 2010 we reached recovery levels of over 86 percent and we continued to raise throughput in step with maintaining recovery levels.

Throughout 2011 plant reliability and process stability continued to improve while copper recoveries increased. In the area of process stability, the largest gains were from improvements to the grinding thickener and oxygen distribution within the leach reactors. Plant reliability has been enhanced from the addition of surge capacity with the leach feed tank and the leach residue tank ahead of the leach filters. Better control of the precipitated solids and redundant pipelines has greatly reduced the downtime experienced previously to clean key components. Rebuilding of the grinding thickener in June was successful in allowing us to reach the designed density for feeding the leach circuit and controlling the leach chemistry. During the year we progressively improved oxygen distributors in the leach reactors and now have a design that allows effective use of the oxygen in the reaction. We completed our program to change all 8 leach reactor agitators to fully stainless steel components and agitator wear has been well controlled.

Capital update

				Objective
(100 percent and millions of Canadian dollars)	2011	2010	change	2012
Capital	$54	$80	-33%	$48
Pre-operating costs capitalized, net of sales, working capital and other	—	(56)	-100%	—
Capital spending	$54	$24	+125%	$48

Outlook for 2012

For 2012, we expect throughput and recoveries to stabilize at the levels we achieved towards the end of 2011. We have set our production objective as a range of 61,700 to 68,600 tonnes copper cathode, or approximately 90 percent of design capacity. No major construction projects are planned for the year. Routine maintenance is planned for mill relining, solids management and thickener inspection. Additional strengthening of the grinding thickener will take place during our planned shutdown activities to add security to this critical equipment. In total, we expect a minimum of 90 percent operating time throughout 2012.

We expect to spend $48 million on capital projects in 2012. The largest expenditures will come in the areas of mine development, tailings facility expansion and land purchase.

Las Cruces’ unit operating costs should continue to decrease as production volumes increase.

Pyhäsalmi

Location	Finland
Ownership	100%
Type of mine	underground
Primary metal	copper
Secondary metal	zinc
End product	copper and zinc concentrates
Expected mine life	2018
Average reserve grades	copper – 1.1%
zinc – 2.0%
Infrastructure	close to roads and rail connection at property
Employees	230
Contractors	75

Business structure

Pyhäsalmi Mine Oy is a wholly-owned subsidiary of Inmet Mining incorporated under the laws of Finland. Its main asset is the Pyhäsalmi copper and zinc mine.

Pyhäsalmi’s mining concession consists of two leases:

•      a mining lease of 59.2 hectares, covering all the surface expression of the ore body and the mine itself

•      an auxiliary lease of 352.4 hectares, covering all other areas used for mining purposes.

Pyhäsalmi holds both mining concession leases and holds over 3,000 hectares of other exploration claims throughout Finland.

About the property

The Pyhäsalmi mine is in central Finland, four kilometres southeast of the town of Pyhäjärvi, on Lake Pyhäjärvi:

•     it is within a two-hour drive from the cities of Oulu, Jyväskylä and Kuopio and their airports

•      a rail spur joins the mine to the national network

•      the rail spur also joins the mine to the port of Kokkola, 170 kilometres to the west on the Gulf of Bothnia.

•      the mine accesses electrical power through two 110 kV national grid lines and draws its fresh water requirements from Lake Pyhäjärvi.

Physical characteristics of the deposit

The Pyhäsalmi deposit is a copper-zinc volcanogenic massive sulphide deposit of Proterozoic age:

•      the mineralization is hosted by altered felsic and mafic volcanic rocks

•      the enveloping alteration zone is at least four kilometres long and one kilometre wide at its widest point. Alteration of the felsic volcanic rocks includes sericite and cordierite dominated mineralogies. Cordierite, anthophyllite and garnet dominate in the altered mafic volcanic rocks

•      the metamorphic grade is upper amphibolite facies.

Geologyical Setting

The upper part of the Pyhäsalmi deposit was mined between 1962 and 2001 and is now depleted. Deep drilling in 1996 by Outokumpu Oyj (the previous owner) led to the discovery of an extension to the deposit below the +1050 metre level.

The newer deep deposit is located between the +1050 metre level (from surface) and the +1416 metre level:

•      maximum dimensions are 420 metres long and 200 metres wide

•      the inner part of the lens consists of massive pyrite with low copper and zinc values. This core is surrounded by massive chalcopyrite-pyrite and the outer rim consists of massive sphalerite-pyrite

The main sulphide minerals are:

•      pyrite (65 percent)

•      chalcopyrite (three percent)

•      sphalerite (four percent)

•      pyrrhotite (three percent).

The ore is very coarse grained.

Environmental Context

Pyhäsalmi continues to have an excellent environmental operating record, and our standards have evolved to adhere to increasingly stringent regulatory requirements in Finland, and globally.  Much of the environmental focus at the mine revolves around the quality of our water discharge and the quantity of fresh water we use in our processing.  Pyhäsalmi draws water from Lake Pyhäjärvi and has developed a water recycling and conservation plan to reduce its reliance on fresh water from the lake. Pyhäsalmi has reduced its annual water consumption by approximately 250,000 m3 since 2009.  Pyhäsalmi continued to focus on water conservation efforts by completing a water management study to identify ways to further reduce fresh water requirements and to increase water recycling. Several opportunities to conserve water resources were identified and are scheduled to be implemented in 2012.

Pyhäsalmi discharges treated water into Lake Pyhäjärvi.  The water contains elevated concentrations of dissolved solids which creates some stratification in the lake.  At certain times of the year thermal instability within the lake results in mixing of the layers and there have been rare impacts to fish populations during such events.  We mitigate this impact by only discharging when flow in the lake is from a certain direction and by monitoring.  The southern part of Lake Pyhäjärvi is protected by the Natura 2000 European Union conservation network.  Although Pyhäsalmi’s discharge enters the lake well north of the protected area and the lake does not contain any endangered species, we are supporting the town and the local fishing association by working with them to protect and improve fish habitat in the lake.  Pyhäsalmi actively monitors metal concentrations in its effluent and in the lake.

The Pyhäsalmi site consists of mine infrastructure, processing facilities, administrative offices and warehouses, yards, concentrate storage facilities, an abandoned open pit, quarry and tailings storage facilities. Pyrite concentrate is stored outdoors and as a result emission of fugitive pyrite dust has occurred onto adjacent properties. Pyhäsalmi has taken steps to limit these emissions.

Pyhäsalmi received its environmental permit in the fourth quarter of 2007. This permit reflects the European Union Integrated Pollution Prevention and Control environmental regulatory framework that has been incorporated into Finnish environmental legislation.

When the mine is closed, the main activity will be rehabilitating the surface area. This includes covering and re-vegetating the tailings impoundments. Acid drainage has developed in a decommissioned portion of the tailings management facility and this is managed effectively during operations. The need for long-term water treatment will be evaluated as the mine approaches closure. The current closure plan and cost estimate were updated during 2010; the current estimate of closure costs is $41 million.

Mining method and metallurgical process

Pyhäsalmi uses non-entry, bulk open-stope mining methods in a primary-secondary sequence. On average, stope size varies from 50,000 tonnes for narrow primary stopes to over 100,000 tonnes for wider secondary stopes.

Milling includes crushing, 3-stage grinding, conventional flotation using three separate circuits, and water removal to produce copper, zinc and pyrite concentrates.

Pyhäsalmi key operating data

		2011	2011	2010	Change	Change
		results	target	results	(target to 2011)	(2010 to 2011)
Tonnes of ore milled (thousands)		1,386	1,370	1,401	+1%	-1%
Tonnes of ore milled per day		3,800	3,750	3,800	+1%	-1%
Grades (percent)	copper	1.1	1.0	1.1	+10%	—
	zinc	2.6	2.6	2.4	—	+8%
	sulphur	42	43	43	-2%	-2%
Mill recoveries (percent)	copper	96	95	96	+1%	—
	zinc	91	90	90	+1%	+1%
Metal production (tonnes)	copper	14,000	13,300	14,700	+5%	-5%
	zinc	32,300	31,900	30,100	+1%	+7%
	pyrite	804,900	600,000	584,100	+34%	+38%
Capital expenditures (C$ millions)		$7	$8	$4	-13%	+75%

Operations Review

Pyhäsalmi maintained its strong performance in 2011, processing 1.4 million tonnes of ore through the mill and achieved copper recoveries of 96 percent and zinc recoveries of 91 percent. Backfill supply was reliable and the underground open void volume was maintained at planned levels.

Copper production in 2011 was higher than target and lower than 2010 because of variations in copper grades. Zinc grades were significantly higher than last year, pushing zinc production higher. A record 805,000 tonnes of pyrite concentrate was produced this year to meet higher customer demand.

Outlook for 2012

Pyhäsalmi expects to mine 1.4 million tonnes of approximately 1 percent copper and 2 percent zinc in 2012, and produce between 11,300 tonnes and 12,600 tonnes of copper and between 22,800 and 25,200 tonnes of zinc. Copper and zinc production should be lower than 2011 as fewer higher grade stopes are available in the short-term mining sequence. Both copper and zinc grades should recover beyond 2012.

Pyhäsalmi expects to produce and sell 800,000 tonnes of pyrite in 2012.

Capital spending of $10 million in 2012 will primarily be to replace underground mobile equipment, improve the tailings impoundment area, and upgrade the satellite ore grinding circuit and zinc cleaner cells.

Planning for the future

Pyhäsalmi will continue its successful ground support rehabilitation program in critical areas of the mine in light of increased seismic activity and subsidence as the mine matures. Pyhäsalmi sees new technology as an excellent way to meet the challenge of being a low grade operation. In 2012 and beyond the mine will continue to refine its automated and tele-remote mining capabilities and evaluate automated longhole drilling equipment.  A tailings pond expansion completed in 2011, and the installation of a new pressure filter in the pyrite concentrate circuit in early 2012, will ensure we have the capacity to meet the ongoing demand for pyrite.

Cobre Panama Development Project

Location	Panama
Ownership	100%
Type of mine	open pit
Primary metal	copper
Secondary metal	gold and molybdenum
End product	copper and molybdenum concentrates
Expected mine life	30 years
Average reserve grades	copper – 0.4%
Infrastructure	20 kilometres from tide water
Employees	86
Contractors	947

Business structure

We currently have a 100 percent equity interest in Minera Panama S.A. (Minera Panama), the Panamanian corporation that holds the concession for the Cobre Panama property. Minera Panama was incorporated in January 1997 under the laws of the Republic of Panama. On January 10, 2012, KPMC elected to exercise its option to acquire a 20 percent interest in Minera Panama. As at the date of this Annual Information Form, closing of the option exercise is expected to occur in April, 2012.

History

2005

In 2005 Inmet, Petaquilla Minerals Ltd. and Teck Cominco Limited (the shareholders of Minera Panama at that time) entered into an agreement to develop a copper project on the concession for the Cobre Panama property in phases, subject to approval by the Government of Panama.

In the first phase, Petaquilla Minerals assumed full risk to develop the Molejon gold deposit, which is situated in (but was later severed from) the concession, as a stand-alone gold mine.

Under the agreement Petaquilla Minerals was granted the right to explore and develop gold deposits (as defined under the agreement) on the concession, and Minera Panama was granted the right to explore for and develop copper deposits (as defined under the agreement) on the Molejon concession.

In November, the Panamanian Minister of Commerce and Industry (MICI) issued a resolution declaring that for the purposes of Contract-Law No. 9 of February 26, 1997 (or Law 9), promulgated by the Government of Panama and under which Minera Panama was granted the mining concession for the property, the start of development of the Molejon gold deposit would constitute the start of development of the copper project and related infrastructure and would also constitute compliance with Minera Panama’s obligations under Law 9 to begin construction of the larger copper project.

2006

In 2006 Petaquilla Minerals transferred all of its interest in Minera Panama to Petaquilla Copper Ltd. via a plan of arrangement.

2008

At the beginning of 2008, we owned 48 percent of Minera Panama.

In March, 2008 we entered into an agreement with Teck to proceed with the development of Cobre Panama. We agreed to work closely with Teck in project development, acting as operator of the project on its behalf. We also agreed to fund our and Teck’s share of project expenditures until we had contributed US $50 million in development costs, or until September 30, 2009, whichever was earlier. As a result, Teck received a 26 percent interest in Minera Panama and Petaquilla Copper’s interest in Minera Panama was fixed at 26 percent.

In July, 2008 we made an offer to acquire all of the outstanding shares of Petaquilla Copper Ltd. at a price of $2.00 per share, and completed the transaction in November at a price of $2.20 per share. In December, 2008 the common shares of Petaquilla Copper Ltd. were delisted from the Toronto Stock Exchange.

On November 20, 2008 Teck notified us of its intention to not continue to participate in Cobre Panama. We acquired its 26 percent interest in the project for the US $26 million we had already invested in the project on Teck’s behalf, plus accrued interest and US $3 million, pursuant to the March 2008 agreement. The transaction closed in December, 2008.

As at December 31, 2008 we owned 100 percent of Minera Panama.

2009

In October, 2009, we entered into an agreement with KPMC that gave them the option to acquire a 20 percent interest in Minera Panama.  Under the terms of the option agreement, we and KPMC were required to fund our respective proportionate shares of Minera Panama’s development costs up to US $150 million, except that we were required to fund 100 percent of development costs that exceed US $150 million prior to the exercise of the option.

The initial agreement provided KPMC with 60 days following an announcement by Inmet with respect to the construction and development of the project to exercise its option. Subsequently, in July, 2011 Inmet and KPMC agreed to amend the initial agreement to provide KPMC with the right to exercise its option up to the date that is the later of 60 days following Inmet’s announcement, and the seventh day following receipt of approval of the project environmental and social impact assessment (ESIA) by the Autoridad Nacional del Ambiente (ANAM), the Panamanian environmental regulatory authority (provided that the option could not be exercised after June 30, 2013).  Upon exercise of the option, KPMC was required to invest in Minera Panama its proportionate share of our investment to that time, and fund its share of future development costs.  KPMC also had the right also to enter into an off-take purchase agreement, on terms to be negotiated, under which it would be entitled to purchase a pro-rata share of Cobre Panama’s production of copper concentrates, subject to KPMC arranging for financing in proportion to its interest.

On January 10, 2012, KPMC elected to exercise its option to acquire a 20 percent interest in the Cobre Panama development project.  As at the date of this Annual Information Form, closing of the option to exercise is expected to occur in April, 2012.

Legal proceedings

Two proceedings have been brought in the Supreme Court of Panama against governmental authorities claiming that Law 9 violates the Constitution of Panama. In one of the proceedings, the claimant alleges that Law 9 did not fulfil mandatory legal requirements at the time of its enactment in 1997 and would also cause harm to the environment and the health of citizens of Panama. In 2011 the Procurer, the Panamanian equivalent of a District Attorney General, issued her formal opinion that Law 9 was constitutional.  The Panamanian Supreme Court is expected to hear the case in 2012.  In the other proceeding, the claimant alleges that Law 9 is unconstitutional because it violates the economic national interest and would cause harm to the environment. We believe that the claims are without merit and Minera Panama has intervened in both proceedings.

Several individuals have brought proceedings in the Supreme Court of Panama challenging the validity of the November 2005 resolution of MICI regarding Minera Panama’s compliance with Law 9 at that time. The proceedings sought a nullification of the MICI resolution on the basis that the time period established by Law 9 for approval by MICI of the plan for the multi-phase development of the concession area had expired. A ruling from the Third Chamber of the Supreme Court of Justice, dated January 31, 2011, brought the case to an end. The ruling declared the validity and legality of the November 2005 MICI resolution.

About the property

Minera Panama was granted the mineral concession to explore and exploit the property under Law 9. Law 9 has an initial twenty-year term ending in 2017 and provisions for two consecutive twenty-year extensions.

Under Law 9, Minera Panama has the rights to explore for, extract, exploit, beneficiate, process, refine, transport, sell and market the gold, copper and other mining deposits on the concession. It must pay a 2 percent royalty on all mineral product revenues to the Government of Panama. Law 9 also grants to Minera Panama rights of way on state owned lands and easements to use surface lands on concessions adjacent to the Law 9 concession, and the right to build, maintain and use on such lands and easements for use to build, install, maintain and use facilities and installations that Minera Panama deems convenient for the development of the Cobre Panama project.

The legal regime established by Law 9 for the development of the Cobre Panama concession is supplemented by the Mineral Resources Code of Panama (Code).  In February 2011, amendments to modify the Code, including clarifications regarding the ability of foreign state-owned entities to own interests in mineral concessions were enacted.  However, such modifications were subsequently repealed by the National Assembly of Panama and given legal effect on March 18, 2011. The repeal recognized concerns from indigenous communities over mining within areas known as Comarcas that are recognized under Panamanian law as administratively autonomous regions whose largely indigenous populations possess exclusive land rights to them. The Cobre Panama project is neither situated on nor adjacent to any Comarcas.  As part of the repeal, the Government of Panama appointed a special commission to consider and recommend to the National Assembly of Panama future modifications to the Code in consultation with affected parties.  This consultation process is currently ongoing.

Law 9 was not affected by the repeal of the modified Code and we do not expect that our ability to continue with development of the Cobre Panama project under Law 9 will be adversely affected as a result. In addition, under operation of Panamanian law, the repeal of the modified Code did not reinstate certain provisions of the Code that contained impediments to the ability of foreign state-owned entities from owning interests in mining concessions.  Accordingly, as of the date hereof, we are of the belief that foreign state-owned entities are permitted to own interests in mining concessions in Panama, and that such interests remain a viable option for the Cobre Panama project.

The Cobre Panama concession is 120 kilometres west of Panama City and 20 kilometres from the Caribbean Sea coast, in the District of Donoso, Colon Province, in the Republic of Panama. It includes four zones and 13,600 hectares. There is no industrial development in the area of the concession and the region is sparsely populated. The primary occupation of the local residents is subsistence farming. The nearest community, the village of Coclecito (population 900), is 12 kilometres southeast of the proposed plant site. The city of Penonomé, which has a population of 25,000, is 49 kilometres southeast of Coclecito.

Access to the south end of the concession area is via the Pan-American Highway system that runs parallel to the Pacific coast from Panama City to Penonomé, surfaced all-weather roads to La Pintada, and gravel roads via the town of Coclecito into the concession. From that point, the rest of the Cobre Panama property is currently accessible only by helicopter.

The topography in the concession area is rugged with considerable local relief covered by dense forest. The area to the north is a lowland with minimal relief extending to the Caribbean coast. Climatic conditions are tropical with high precipitation levels, high humidity and relatively high temperatures year-round of 25 to 30 degrees Celsius.

The project has two main development areas: a mine and plant site within the concession boundaries, and a port and power station site at Punta Rincon, about 25 kilometres north of the plant site on the Caribbean coast.

Physical characteristics and geology of the deposit

Mineralization at Cobre Panama consists of several disseminated copper — gold — molybdenum deposits. Known geologically as porphyry copper deposits, these are typical of the Western Cordillera of the Americas and other regions around the Pacific Ocean basin.

During a regional survey in 1968, a United Nations Development Program team discovered copper, gold and molybdenum porphyry mineralization in the Petaquilla River region of north-central Panama.

A total of 1,275 diamond drill holes resulting in 230,555 metres of drilling have been completed. Exploration has outlined the several porphyry deposits, which developed around granodioritic stocks within and peripheral to the Oligocene Petaquilla batholith. Epithermal gold mineralization has also been identified in a more distal setting to the batholith.

The porphyry deposits occur at the southern margin of a large granodioritic batholith of mid-Oligocene age.  The three main deposits are Botija, Colina and Valle Grande. There are also a number of smaller zones; the most significant being Brazo and Botija Abajo.

All of the porphyry style mineralization on the property is hosted in granodiorite, feldspar-quartz-hornblende porphyry and adjacent andesitic volcanic rocks. At Botija, a number of north dipping feldspar-quartz-hornblende dikes cut the granodiorite. Two roof pendants of andesitic volcanic rock occur in the central and eastern parts of the deposit. At Colina, mineralization is associated with an east-southeasterly trending, shallow north dipping, 2.5 kilometre by 1 kilometre feldspar-quartz-hornblende porphyry sill and dike complex that intrudes granodiorite and andesitic volcanic rocks. The Valle Grande zone is associated with a southeast trending feldspar-quartz-hornblende porphyry lopolith that is bounded to the north and south by andesitic volcanics and minor granodioritic dikes. At Brazo and Botija Abajo the host rock is dominantly feldspar-quartz or feldspar-quartz-hornblende porphyry.

Hydrothermal alteration along the Cobre mineral trend is primarily silica-chlorite which is interpreted to be a form of propylitic alteration. Potassic alteration, consisting of salmon coloured potassium feldspar and secondary biotite is seen in the central parts of Botija. Argillic and phyllic alteration is patchy in the three main deposits with the latter variety being most prevalent near the tops of the deposits. At Brazo, pervasive sericite, clay and pyrite is associated with well-developed quartz stockworks.

Hypogene sulphides occur as disseminations, micro-veinlets, fracture fillings, and quartz-sulphide stockworks. Chalcopyrite is the dominant copper mineral with lesser bornite. Traces of molybdenite are commonly found in quartz veinlets. There is no significant zone of supergene enrichment at Botija, Colina and Valle Grande. At Brazo, supergene mineralization consisting of chalcocite-coated pyrite and rare native copper occurs to a depth of at least 150 metres.

Environmental and Social Context

The project is located in a dense tropical rainforest, which is part of the Mesoamerican Biological Corridor (MBC), a linear zone of high biodiversity value that extends from southern Mexico through to Colombia. The MBC is a sustainable development model for Mesoamerica that unites the goals of conservation with sustainable development initiatives of local peoples throughout the region from southern Mexico to Panama. Unsustainable slash and burn agricultural practices have damaged and are currently impacting the MBC ecosystem.  It is estimated that between 10,000 and 40,000 h.a. of primary forest is impacted annually in Panama by these practices.

The Panamanian government established the nearby Donoso Multiple Use Area (DMUA) in 2009 as a mixed use protected area that explicitly recognizes the presence of the Cobre Panama mining concession.  MPSA and other affected parties were not consulted prior to creation of the DMUA and Minera Panama contested its establishment on the basis that required consultative administrative procedures were not followed by the relevant authority.  The establishment of the DMUA is suspended pending resolution of this case.  Minera Panama contested the DMUA to protect its constitutional right to due process and not because it objects to the objectives behind the establishment of the DMUA.  On December 27, 2011 the Panamanian Supreme Court of Justice issued a decision which maintained the DMUA but established that the DMUA does not affect the existing mining rights of Minera Panama.  However, Minera Panama submitted a Request of Clarification in January 6, 2012 to prevent the ruling from becoming effective and extending the suspension period of the DMUA until the Panamanian Supreme Court responds such Request of Clarification.  Minera Panama is working with the Autoridad Nacional del Ambiente (ANAM), the Panamanian National Environmental Authority, and other stakeholders to create management plans, biodiversity offsets and conservation areas in the region to protect biodiversity in the context of the Cobre Panama project.

We have committed to meeting or exceeding the requirements of the International Finance Corporation Performance Standards (IFC PS) on social and environmental sustainability, and we have incorporated these into the social and environmental impact assessment (ESIA) for the project.  We submitted the ESIA to ANAM in September 2010, which ANAM approved on December 28, 2011.  The ESIA describes the environmental and social context of the project, the expected impact from project development and the steps we will take to mitigate them and deliver a net benefit collectively to the local communities, to the environment and to Panama as a whole.

Our detailed flora and fauna baseline work confirmed the presence of several threatened and endangered species and also identified more than sixty species of plants new to science. Our project will have a large footprint in the MBC and we have made commitments to conserve and enhance the biodiversity of the MBC through offsets and by contributing to the management of existing protected areas.

The project area has up to five metres of rainfall annually, so responsible water management is imperative to ensure that there are no adverse impacts from mine waste materials and other project-related activities.

There are twenty-two communities in the region of the project that we consider to be “project-affected”.  All of these are relatively small villages and many are situated along the access road leading north from La Pintada.  There are several small communities of indigenous Ngobe-Bugle people who have migrated into the project area over the past decade from the comarca.  The project will directly impact approximately 65 local families of latino and indigenous people; the indigenous people are dominantly located in two small settlements.  We are applying international best practice in the resettlement of these people.

Artisanal mining activities are conducted along the western boundary of the concession, mainly by indigenous people exploiting placer gold deposits along the Petaquilla River.  Mining is generally performed with pumps and sluices; hydraulic mining is used locally. We do not have any evidence of mercury use to produce amalgam.

The Project

On March 31, 2010, we announced the results of the final front-end engineering and design (FEED) study for the Cobre Panama project carried out by AMEC Americas Limited. The FEED study outlines a mine with a mine life of a minimum of 30 years and established Cobre Panama as one of the largest undeveloped copper porphyry deposits in the world. The FEED study will be superseded by Basic Engineering report which we intend to release in the second quarter of 2012.

Mining will be by open pit method, followed by crushing, grinding and standard flotation, with copper and molybdenum concentrates being produced. The copper concentrates will be pumped as slurry through a pipeline to a new port site on the Caribbean coast for filtration, storage and loading onto ocean-going vessels for shipment to market destinations.  Molybdenum concentrates will be dewatered at the mine site and bagged for truck delivery to the port site. Tailings from the flotation process will be stored under water in a storage facility to be constructed.

Both the mine and plant site and port site operations will be supported by equipment maintenance shops, warehouses, container storage areas, administration and security facilities, potable water supply, sewage treatment plants and concrete batch plants for use during both construction and operations. A new access road will be constructed between the mine and plant site and the port. Three pipelines will be buried next to the road, one for pumping the copper concentrate to the port site, one for diesel fuel delivery to the mine, and the third for returning filtrate water from the dewatered concentrate back to the tailings management facility at the mine/plant site. New access roads and improvements to the existing access roads from Penonome through La Pintada and Coclesito to the site will be constructed to permit safe access to the mine and plant site from the Pan-American Highway via the existing road from Penomone. A permanent camp will be established at the mine and plant site for personnel working in both operating areas. All facilities would operate continuously 24 hours per day, 365 days a year.

In September 2010, Minera Panama submitted the project environmental and social impact assessment (ESIA) to the Autoridad Nacional del Ambiente (ANAM), the Panamanian environmental regulatory authority. During 2011, we have advanced several construction projects that were permitted independent of the project main ESIA. These projects include:

•                  Upgrade of the access road from Llano Grande to Molejon

•                  Molejon by pass

•                  Pioneer road inside of the concession

•                  New Bridges over San Juan and Molejon rivers

•                  Microwave telecommunication systems

These early projects are intended to enhance access to the project and ensure a smooth mobilization upon start of major construction following a final notice to proceed. On December 28, 2011 ANAM approved the ESIA, including the mining operations and related infrastructure, a port facility, and a coal-fired power plant. Following the ESIA approval construction permits that allow us to start site capture and major construction have been obtained.  Site capture and major construction is expected to commence in the second quarter of 2012, subject to the approval of Inmet Mining’s Board of Directors, completion of Basic Engineering, and the Board’s satisfaction regarding our ability to finance development of the project.

During 2011 we also progressed basic engineering and expect to announce updated capital and operating cost estimates in the Basic Engineering report which we intend to release in the second quarter of 2012.  On July 25, 2011, the Board of Directors of Inmet Mining conditionally approved the development of Cobre Panama as described in the final FEED study of March 2010 after completing a comprehensive review and risk assessment. The Board’s approval is conditional on the completion of basic engineering and related update of capital and operating project cost estimates and the Board’s satisfaction regarding our ability to finance development of the project.

Power Plant

In July 2011 we engaged SK Engineering and Constructors (SK) for the power plant under an engineering, procurement and construction lump sum turnkey contract. SK was instructed to proceed with engineering and pre-procurement activities under a limited notice to proceed.

Updated capital investment, sustaining capital and operating cost estimates for the power plant are expected to be included in the Basic Engineering report which we intend to release in the second quarter of 2012.

Environmental and community affairs

The Cobre Panama project presents a complex interplay of challenges as a result of its socio-environmental context.  The Cobre Panama environmental and social impact assessment (ESIA), submitted to the Panamanian regulatory agency in September, 2010, describes the existing socio-environmental conditions in the project area and the likely impacts that will result from development, operation and closure of the project. The most significant environmental impacts are changes to local stream flows, possible water quality impacts, deforestation, impacts to air quality, possible impacts to the biodiversity of the area and an increase in greenhouse gas emissions.  Inmet has made significant commitments to address these concerns to develop the project responsibly and sustainably.  The Cobre Panama ESIA was approved by the Autoridad Nacional del Ambiente (ANAM), the Panamanian environmental regulator, on December 28, 2011.

The ESIA describes the existing socio-environmental conditions in the project area, the likely impacts and benefits that will result from the project and the commitments that Minera Panama will undertake to deliver net positive impact through minimizing the impacts and enhance the benefits. It is one of the most intensive studies ever undertaken of the socio-environmental context of the Atlantic slope of Panama. More than 40,000 person-hours of field time were recorded and more than 100 Panamanian and international experts were involved in preparing the document, and three rounds of public consultation were held in local communities.

The ESIA document consists of approximately 15,000 pages in 40 volumes. We worked closely with the Panamanian authorities to facilitate the review process. ANAM hired external experts to assist in their review. In addition to the Panamanian authorities’ review of the ESIA, the project has also been reviewed by external financing agencies for compliance with the International Finance Corporation’s Performance Standards and the Equator Principles.

Building our privilege to operate in an underdeveloped region of Panama continues to be one of our highest priorities, and we are confident that our activities will result in local and regional support for the project and the benefits that it will deliver.

The project area is a remote and undeveloped part of north-central Panama characterized by rich biodiversity and the presence of small and isolated latino and indigenous communities.  The lack of economic prospects has relegated the local residents to a largely subsistence existence, often characterized by slash and burn agricultural practices.  Such practices, coupled with the continued in-migration of people to the area, are having a detrimental effect on the local biodiversity as more land is cleared.  Local residents are facing a cycle of poverty and environmental degradation, lack of infrastructure, and basic health and educational services.

The Cobre Panama project will be a regional economic engine to contribute to Panama’s growth, help alleviate poverty in the local project area, catalyze the development of sustainable communities and help ensure protection of the rich biodiversity of the Mesoamerican Biological Corridor. We are committed to delivering net positive impact to biodiversity through a landscape-scale conservation approach that will maximize the survival of species.

There are several Latino and indigenous communities near the project; one of the small indigenous communities is located in close proximity to planned project infrastructure and we are in discussions with members of this community about resettlement.  We also expect that there will be direct resettlement of some homesteads that are within the project footprint as well as some indirect (economic) dislocation of individuals. We are committed to following international best practice in resettlement and are in advanced resettlement negotiations with potentially affected residents.  None of the land required for the project facilities is recognized as a Comarca. In 2011, all six Resettlement Negotiation Committees, representing all of the 65 households to be resettled, signed the Resettlement Action Plan.  The Resettlement Action Plan describes the actions that we will take to protect the rights of the people, to compensate them for their housing and household goods and to provide replacement livelihoods.

We have established a local, dedicated team of Panamanian community relations and community development professionals. We continue to consult extensively with affected communities, and conducted community meetings to describe the impact of the project and mitigations.

We also started several community development projects to demonstrate our commitment to being a catalyst to help alleviate poverty and build sustainable communities in the region. These programs include agricultural improvement programs, local employment-building initiatives, provision of meals to 6,000 school students daily, a scholarship program and efforts to work with governments to improve local access to healthcare, education and clean drinking water.

Our environmental activities this past year revolved around two primary components: work to further define our actions stemming from ESIA commitments, and support for our field activities. Our primary field-related concerns as we support drilling activities are management of solid and hazardous waste, petroleum product management and making sure the environment is not affected by the discharge from our drilling activities. We have worked cooperatively with the Panamanian environmental regulators to define the permit requirements for our planned field activities and with our evolving knowledge of the Panamanian legal framework, we will continue to ensure that we meet all requirements.

Engineering

In October, 2010 Minera Panama awarded a contract for engineering, procurement and construction management (EP+CM) procurement process to Joint Venture Panama Inc. (JVP), a joint venture led by SNC-Lavalin Group Inc. (70 percent) with partners GyM S.A. (a member of Grana y Montero Group) (15 percent) and Techint International Construction Corp. (15 percent). Basic engineering progressed throughout 2011 and we expect to conclude and report on basic engineering in the second quarter of 2012.

Following basic engineering, and subject to a final investment decision by MPSA to proceed with construction of the project, the contract will be extended to authorize JVP to proceed with full detailed engineering, procurement and construction management for all facilities except the process plant.  A separate competitive procurement process will be undertaken to award an engineering, procurement and construction contract for the process plant.

JVP was engaged through 2011 in construction management activities for the early projects and mobilized into the site.

Engineering and pre-procurement activities progressed on the power plant throughout 2011 under the engineering, procurement and construction contract with SK.

We made progress with several early works projects in the year in preparation for a final production decision, including the start of construction on a pioneer road and other road by-passes, preparation for bridge construction, and initiation of several permits required for additional work.

2012 outlook for development

We plan to:

•                  continue our dialogue with stakeholders at the community, regional and national levels, to increase their understanding of the project and its benefits to Panama, and our understanding of their potential concerns

•                  complete additional drilling to improve our understanding of mineralization potential not currently included in the project base case

•                  subject to Board approvals proceed with detail engineering, major procurement and initiate site capture and full construction

•                  issue a Request for Proposal for the Process Plant and award the contract for the detail engineering, procurement and construction under an EPC agreement

•                  consider a range of financing options including a project level limited recourse facility, capital market alternatives and potential new partners

•                  implement, with the assistance of our EP+CM contractors, project specific Health & Safety and Environmental and Social mitigation plans that are consistent with the ESIA and Inmet’s corporate responsibility standards

After we have received the appropriate approvals, we expect that site capture, preparation and construction of the project should take approximately 44 months.

Partnership process

In 2011 we recommenced a process to engage potential new partners in Cobre Panama. Interested parties are engaged at various stages of due diligence on the project under confidentiality agreements.

Exploration

Our exploration strategy focuses on three components which we believe offer the greatest potential for realizing growth.  Those components are:

•        exploring worldwide under our generative program for copper deposits that are consistent with our growth objectives;

•        exploring on the Cobre Panama property to find additional resources that will materially impact the economics of the project; and

•        exploring within our operational areas to take advantage of the existing infrastructure and to potentially extend the life of our mines and/or increase mill output.

Our objective is to build a pipeline of future growth opportunities through our generative effort, which is focused on exploring for world-class copper deposits which will deliver annual production of at least 100,000 tonnes of copper and have a mine life of at least 25 years. We believe that copper-gold and copper-molybdenum porphyries, sedimentary-hosted copper, skarns and iron oxide copper-gold deposits are those deposit types most likely to meet our growth objectives.

We have directed our activities into those geographic areas where we believe the probability of achieving success is highest. Our country selection is based upon:

•        geological favourability;

•        quality of geodatabase;

•        political risk;

•        infrastructure; and

•        level of competition.

Our exploration is now focused on Chile, Peru, Mexico, Finland, Canada, the United States and Australia.

We have increased our exploration budget for 2012 to $31 million of which about 64 percent is allocated towards world class copper opportunities, 13 percent towards our operational areas, 21 percent towards Cobre Panama and 2 percent towards regional office support.

MINERAL RESERVES AND RESOURCES

Mineral reserves and resources table

The table below shows our operating property mineral reserves and resources estimated at December 31, 2011, except for Cobre Panama resources which are as of March 5, 2012.

Operating properties

										Contained Metal (x 1000)
		Tonnes	Cu	Zn	Pb	Au	Ag	S	Mo	Cu	Zn	Pb	Au	Ag	Mo	Inmet’s
	Category	(x 1000)%		%	%	g/t	g/t	%	%	tonnes	tonnes	tonnes	ounces	ounces	tonnes	Interest
Mineral reserves
Las Cruces	Proven	9,777	5.8	—	—	—	—	—	—	564	—	—	—	—	—	100%
	Probable	4,881	4.9	—	—	—	—	—	—	238	—	—	—	—	—	100%
	Total	14,658	5.5	—	—	—	—	—	—	802	—	—	—	—	—	100%
Çayeli	Proven	5,007	3.0	3.4	—	0.3	28	—	—	152	170	—	55	4,507	—	100%
	Probable	2,946	3.3	4.3	—	0.4	40	—	—	98	126	—	42	3,789	—	100%
	Total	7,953	3.1	3.7	—	0.4	32	—	—	250	296	—	96	8,296	—	100%
Pyhäsalmi	Proven	9,137	1.1	2.0	—	0.4	14	41	—	99	183	—	118	4,113	—	100%
	Probable	—	—	—	—	—	—	—	—	—	—	—	—	—	—	100%
	Total	9,137	1.1	2.0	—	0.4	14	41	—	99	183	—	118	4,113	—	100%
									Inmet’s share	1,151	478		214	12,409
Mineral resources (exclusive of mineral reserves)
Las Cruces	Measured	—	—	—	—	—	—	—	—	—	—	—	—	—	—	100%
	Indicated	194	4.2	—	—	—	—	—	—	8	—	—	—	—	—	100%
	Indicated	958	—	—	5.8	3.9	109	—	—	—	—	56	119	3,357	—	100%
	(Gossan)
	Inferred	1,767	—	—	1.6	2.5	48	—	—	—	—	29	140	2,744	—	100%
	(Gossan)
Çayeli	Measured	3,016	3.0	1.7	—	0.3	11	—	—	89	50	—	33	1,067	—	100%
	Indicated	2,089	3.1	3.3	—	0.6	27	—	—	65	70	—	43	1,813	—	100%
	Inferred	479	3.2	10.6	—	—	—	—	—	16	51	—	—	—	—	100%
Pyhäsalmi	Measured	7,168	0.6	0.5	—	—	—	44	—	45	37	—	—	—	—	100%
									Inmet’s share	207	157	56	195	6,237	—
									(not including inferred resources)

Development property

										Contained Metal (x 1000)
		Tonnes	Cu	Zn	Pb	Au	Ag	S	Mo	Cu	Zn	Pb	Au	Ag	Mo	Inmet’s
	Category	(x 1000)%		%	%	g/t	g/t	%	%	tonnes	tonnes	tonnes	ounces	ounces	tonnes	Interest
Mineral reserves
Cobre Panama	Proven	258,000	0.57	—	—	0.14	1.6	—	0.010	1478	—	—	1126	13,020	25	100%
	Probable	2,061,000	0.38	—	—	0.06	1.4	—	0.007	7781	—	—	4041	91,008	145	100%
	Total	2,319,000	0.40	—	—	0.07	1.4	—	0.007	9258	—	—	5167	104,028	169	100%
									Inmet’s share	9,258	—	—	5,167	104,028	169
Mineral resources (inclusive of mineral reserves)
Cobre Panama	Measured	262,000	0.56	—	—	0.13	1.5	—	0.009	1,476	—	—	1,118	12,979	24	100%
	Indicated	3,905,000	0.34	—	—	0.06	1.2	—	0.005	13,237	—	—	7,845	155,392	214	100%
	Total	4,167,000	0.35	—	—	0.07	1.3	—	0.006	14,715	—	—	8,963	168,454	238	100%
									Inmet’s share	14,715	—	—	8,963	168,454	238
Cobre Panama	Inferred	3,749,000	0.23	—	—	0.04	1.0	—	0.004	8,660	—	—	4,805	120,534	156	100%
									Inmet’s share	8,660	—	—	4,805	120,534	156

Mineral reserves and resources — 2011 Overview

Aggregate proven and probable reserves of 10.4 million tonnes of contained copper reported above compare to 10.2 million tonnes reported in the 2010 Annual Information Form, each as reported on a 100% basis for the three operating mines and the Cobre Panama development project. Zinc reserves of 478,000 tonnes of contained zinc reported above compare to 596,000 tonnes reported in 2010. Contained gold has increased to 5.4 million ounces, contained silver has risen to 116 million ounces and contained molybdenum has increased to 169,000 tonnes.

Reserves and resources at our Cobre Panama project have increased since the end of 2010.  Based on contained metal, reserves have increased by 367,000 tonnes of copper (4.1%), 211,000 ounces of gold (4.3%), 5.3 million ounces of silver (5.4%) and 5,000 tonnes of molybdenum (3.2%). Measured and indicated resources (inclusive of reserves) have increased by 3.0 million tonnes of contained copper

(25.9%), 2.4 million ounces of contained gold (37.2%), 35.2 million ounces of contained silver (26.4%) and 23,000 tonnes of contained molybdenum (10.7%).  Inferred resources have increased by 1.2 million tonnes of copper (15.3%), 800,000 ounces of gold (20.0%), 17.4 million ounces of silver (16.9%) and 8,000 tonnes of molybdenum (5.7%).

Las Cruces’ reserves net of 2011 mining declined by 108,000 tonnes of contained copper due to a reduction in the reserve grade to 5.5 percent from 6.2 percent. Grade reconciliation after mining the first 15 percent of the ore body has shown that the areas previously thought to carry the highest grades have been less extensive than originally estimated. While the decline in Las Cruces’ reserves is disappointing, we expect that we can maintain our design capacity of 72,000 tonnes cathode per year by processing higher tonnage from 2014 onward and as of the date of this Annual Information Form our guidance for this year remains unchanged at 61,700 — 68,600 tonnes at cash costs between US$ 1.08 — 1.26 per pound Cu.  An amended mine plan is in progress, expected to be completed by the end of 2012.

Further details regarding changes to reserves and resources at each of our properties are provided below.

Çayeli

With infill drilling at Çayeli, 500,000 tonnes of footwall stock work mineralization containing 13,000 tonnes of copper was moved from resources to proven and probable reserves.  These tonnes are readily accessible from existing infrastructure.

Resources have increased by 1.6 million tonnes, in part by adding 1.3 million tonnes, grading 3.0% copper and 2.2% zinc, and containing 43,000 tonnes of copper and 32,000 tonnes of zinc.

An evaluation of all remaining resources will be carried out in 2012, potentially adding additional operating years to the estimated mine life.  We now expect mine production to extend beyond 2019.

Pyhäsalmi

Reserves at Pyhäsalmi remain largely unchanged at year end 2011, and we continue to expect the mine life to end in 2018.  Minor adjustments are attributed to changes in the expected long term exchange rates, metal prices and operating cost.

Cobre Las Cruces

Based on findings from our independent Qualified Person, Alan C. Noble, P.E. and the initial results of an 8,500 metre drill program we started in 2011, we have reduced our reserve grade and now estimate 14,658,000 tonnes at 5.5%, or 802,000 contained tonnes copper.  This reduction in the estimated average reserve grade is primarily the result of the following modifications to the reserve assumptions:

1.               Reductions to the size of the high grade zones consistent with the results obtained during mining the first 15 percent of the ore zone, corroborated by fault mapping and additional drilling; and

2.               Increasing dilution estimates from 2.4 percent to 6.6 percent with a corresponding decrease in the expected feed grade, in line with operational experience.

While the decline in Las Cruces reserves is a disappointment, we expect that we can maintain our design capacity of 72,000 tonnes cathode per year by processing higher tonnage from 2014 onward, when the process plant will need to treat 15 percent additional feed tonnage annually to maintain plant designed cathode output.  The plant has been designed with this factor in mind and many areas of the plant have been tested at the higher levels.  We now expect the Las Cruces mine life to end in 2022.

Essentially all of the 2010 copper resources have been upgraded to reserves at Las Cruces. Newly included in the 2011 resource estimate is a quantity of lead gossan containing high amounts of gold and silver.  This material has until now been excluded from the resource statement, but is being included this year following preliminary metallurgical testwork showing that  the gossan is capable of generating a lead concentrate high in silver and gold with precious metal recovery of approximately 50 percent.  Currently the gossan is removed and stockpiled while accessing the copper zone and no additional cost is incurred in its extraction.  In 2012 we will advance the work with additional testing and discussions with nearby process plants and compatible smelters.  More than 900,000 tonnes, at grades of 5.8 percent Pb, 3.9 g/t Au and 109 g/t silver, of the highest grade gossan is currently stockpiled on surface at Las Cruces and is shown as an Indicated resource in our statement.

Cobre Panama

For 2012, the Cobre Panama reserves have been revised based on increased metal prices, revised operating cost forecasts and metal recoveries, as detailed in the footnotes to the reserves and resources table.  Pit designs for Botija, Colina and Valle Grande remain the same.  Based on contained metal, the revised reserves have increased by 367,000 tonnes of copper (4.1%), 211,000 ounces of gold (4.3%), 5.3 million ounces of silver (5.4%) and 5,000 tonnes of molybdenum (3.2%).

Cobre Panama resources (inclusive of reserves) have been recalculated and now incorporate 59,049 metres of drilling and some 171 holes completed since the 2010 FEED study resource calculation, most of which focused on the 2011 Balboa discovery.  Overall resources in the measured and indicated categories (contained metal) have increased by 3.0 million tonnes  of copper (25.9%), 2.43 million ounces of gold (37.2%), 35.2 million ounces of silver (26.4%) and 23,000 tonnes of molybdenum (10.7%). These increases reflect moving inferred resources into the indicated category on the Brazo deposit and the addition of the Balboa resource. Resources in the inferred category have increased by 1.2 million tonnes of copper (15.3%), 800,000 ounces of gold (20.0%), 17.4 million ounces of silver (16.9%) and 8,000 tonnes of molybdenum (5.7%).  The bulk of the increases in the inferred category came from Balboa’s addition to the resource statement.

Notes to mineral reserves and resources table

Mineral reserves and resources are shown on a 100 percent basis for each property. Except as stated, mineral resources are exclusive of mineral reserves.

The mineral reserve and resource estimates are prepared in accordance with the CIM Definition Standards On Mineral Resources and Mineral Reserves, adopted by CIM Council on November 14, 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 23, 2003, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to each project. You will find the definitions and guidelines at www.cim.org.

Estimates for all operations are prepared by or under the supervision of a qualified person as defined in National Instrument 43-101 (usually an engineer or geologist).

There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.

Mineral resources which do not form part of the mineral reserves do not have demonstrated economic viability.

Las Cruces

Resource and reserve estimates as at December 31, 2011 prepared by independent consultant Alan C. Noble, P.E. of ORE Reserves Engineering.

Reserve estimates are based on the following assumptions:

•        copper price: US $2.25 per pound

•        exchange rate: €1.00 = US $1.30

•        open pit cut-off: 1 percent copper (95 percent of copper in reserve)

•        underground cut-off: 3 percent copper (5 percent of copper in reserve)

•        resource estimates for the gossan material are based on a cut-off of 1 gram per tonne gold

Çayeli

Mineral resources as at December 31, 2011, were estimated by Robert Sim, P. Geo., of SIM Geological Inc.  Reserve estimates as at December 31, 2011 were prepared under the supervision of Joseph Boaro, P. Eng. (Director, Mining, Inmet Mining).

Reserve estimates are based on the following assumptions:

•        copper price: US $2.25 per pound

•        zinc price: US $0.85 per pound

•        net smelter return cut-off: US $65 per tonne.

Resource estimates include only material in addition to those used to generate reserves and are based on the same metal prices and a lower net smelter return cut-off: US $59 per tonne.

Pyhäsalmi

Reserve and resource estimates as at December 31, 2011 prepared under the supervision of Timo Maki, EurGeol., European Federation of Geologists (Chief Geologist, Pyhäsalmi).

Reserve estimates are based on the following assumptions:

•        copper price: US $2.25 per pound

•        zinc price: US $0.85 per pound

•        exchange rate: €1.00 = US $1.30

•        net smelter return cut-off: €31.73 per tonne.

Resource estimates are based on the geological limits of the massive sulphides.

Cobre Panama

Mineral resources as at March 5, 2012, were estimated by Robert Sim, P. Geo., of SIM Geological Inc. Mineral reserves as at December 31, 2011 were estimated by William Rose, P.E., of WLR Consulting, Inc., a qualified person under National Instrument 43-101.

Reserve estimates are based on the following assumptions:

•        copper price: US $2.25 per pound

•        gold price: US $1,000 per ounce

•        silver price: US $16 per ounce

•        molybdenum price: US $13.50 per pound

•        Mining costs : US $ 1.66 per tonne of ore mined, US $ 1.96 per tonne of waste mined and

•        Milling and general and administration cost: US $ 5.27 per tonne of ore milled, average life of mine metallurgical recoveries: 89 percent for copper, 52 percent for gold, 46 percent for silver and 53 percent for molybdenum.

Mineral resources include mineral reserves.

Resource grades are estimated using ordinary kriging with a nominal block size of 25 metres by 25 metres by 15 metres. Resources are limited inside a pit shell defined by a copper price of US $2.60 per pound, $1.75 per tonne mining cost and $7.02 per tonne total site operating cost, and are tabulated at a cut-off grade of 0.15 percent copper.

RISK FACTORS

There are risks in every business and the mining industry has its own inherent risks. The following is a description of some of the material risks and uncertainties to which Inmet is subject.

Current Global Economic and Financial Conditions May Adversely Affect Our Growth and Profitability

The events in global financial markets since 2007 have had a significant impact on the global economy. Many industries, including the copper mining industry, have been impacted by these market conditions.  Current global financial conditions have been characterized by increased volatility and uncertainty.   Several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities and a number of sovereign borrowers have experienced difficulties refinancing existing sovereign debt and issuing additional sovereign debt. Although there have been some indications of recovery, there is no certainty that the disruptions and their effects have ended and will not continue to affect the markets.

A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

•                  the global credit/liquidity crisis could impact the cost and availability of debt or equity financing and Inmet’s  overall liquidity and, further, the availability of financing on terms favourable to Inmet;

•                  as China consumes a significant proportion of global copper output, the overall state of the Chinese economy, including credit/lending levels, fluctuations in inflation and interest rates and fiscal policy could have an impact on global demand for copper, thereby potentially affecting copper prices realized by Inmet;

•                  the volatility of metal prices could impact Inmet’s revenues, profits, losses and cash flow;

•                  volatile energy prices, commodity and consumables prices, other input costs and currency exchange rates could impact Inmet’s production and development costs; and

•                  any or all of these economic factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.

These factors could have a material adverse effect on Inmet’s financial condition, results of operations and share price.

Fluctuations in Metal Prices May Adversely Affect Us

The value and price of Inmet’s common shares, Inmet’s financial results, and Inmet’s exploration, development and mining activities are significantly affected by the price of copper, zinc and other metals in the world market. Our earnings are derived from the sale of metals and fluctuate with changes to the market prices for refined metals. We typically do not hedge the prices of the base metals we produce. Copper, zinc and other metal prices fluctuate widely and are affected by numerous factors beyond Inmet’s control, such as:

•                  global supply and demand;

•                  regional supply and demand;

•                  the political and economic conditions of copper-producing and copper-consuming countries throughout the world;

•                  exchange rates relative to the US dollar;

•                  interest rates and interest rate expectations;

•                  inflation or deflation and expectations with respect to inflation or deflation; and

•                  speculative activities.

Future metal price declines could materially adversely affect the value and amount of our reserves, our business, financial condition, liquidity and results of operations, and could cause continued development of and commercial production from Inmet’s properties to be uneconomic. Depending on the price of copper and other metals, cash flow from mining operations may not be sufficient and Inmet could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Reserve calculations and mine plans using significantly lower copper and other metal prices could result in significant reductions in mineral reserve estimates, which in turn could result in material write-downs of Inmet’s investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting Inmet’s reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Inmet’s Share Price May be Volatile and May Decline

Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of Inmet’s securities, and Inmet’s share price may decrease.

Inmet May be Adversely Affected by the Availability and Cost of Key Inputs

Our competitive position depends on our ability to control operating costs. The cost structure of each operation is based on the location, grade and nature of the ore body, and the management skills at each site as well as the costs of key inputs such as fuel, tires for mining equipment, and other supplies. If such supplies become unavailable or their cost increases significantly, the profitability of Inmet’s mines would be impacted and operations at Inmet’s mines could be interrupted or halted resulting in a significant adverse impact on Inmet’s financial condition. Management of Inmet prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs, and management assumes that the materials and supplies required for operations will be available for purchase. Lack of supply or increased costs for any of these inputs would decrease productivity, reduce the profitability of Inmet’s mines, and potentially result in Inmet suspending operations at its mines.

Many of our costs are driven by supply and market demand. For example, the cost of local materials, like cement, explosives and electricity will vary based on demand. Wages can be affected by inflation and currency exchange rates and by the shortage of experienced human resources. The costs of fuel and steel are driven by global market supply and demand. We do not enter into long-term contracts for any consumable products. Our main cost drivers include the cost of labour plus consumables such as electricity, fuel and steel.  In recent years, the mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Concentrate treatment charges, transportation costs, and energy costs are also a significant component of operating costs. Concentrate treatment and refining charges have been volatile in recent years.  We are dependent on third parties for rail, truck and maritime services to transport our products, and contract disputes, demurrage charges, rail and port capacity issues, availability of vessels, weather and climate and other factors can have a material adverse impact on our ability to transport our products according to schedules and contractual commitments.  Our operations, by their nature, use large amounts of power and energy. Even a temporary interruption of power could adversely affect an operation. An increase in power and energy prices could negatively affect our business, financial condition, liquidity and results of operations.  Increases in these costs would have an adverse impact on Inmet’s results of operations and could have a material adverse effect on Inmet’s financial condition, results of operations and share price.

Labour Shortages or Labour Disruptions May Adversely Affect Us

From time to time the mining industry experiences a shortage of skilled or experienced personnel, especially trades people, on a global, regional or local basis. While we have a comprehensive strategy in place to attract and retain people of the highest caliber, there is no assurance that Inmet will be able to retain current personnel and attract and retain new personnel.

Certain of our employees are employed under collective bargaining agreements. Inmet cannot predict at this time whether it will be able to reach an agreement with its unionized workforces without a work stoppage.  Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which Inmet operates.  Changes in such legislation or otherwise in Inmet’s relationship with its employees may result in labour unrest or disruptions such as strikes, lockouts or other work stoppages, could have a material adverse effect on our business as a whole, financial condition, results of operations or share price.

We are Subject to Various Risks Related to Environmental and Health and Safety Laws and Regulations

Our activities by their very nature impact the environment so our operations and investments are subject to extensive and stringent laws and regulations concerning the environment, employee health and safety, waste disposal, mine development, mine operation and mine closure and reclamation. We require permits and approvals from a variety of regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is challenged legally that it did not lawfully issue such permits and approvals.

Our ability to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with our activities that affect the environment and human health and safety at our development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals.

Compliance with applicable environmental and health and safety laws and regulations may require significant expenditures and may cause delays. Failure to comply may lead to fines and penalties, temporary or permanent suspension of development and operational activities, clean-up costs, damages and the loss of key permits or approvals. We are exposed to these potential liabilities through our current development projects and operations as well as operations that have been closed or sold. Although we take great care to ensure we maintain full compliance with our legal obligations, there can be no assurance that we have been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that we are required to have.

Environmental and health and safety laws and regulations continue to evolve and this can create significant uncertainty around the environmental and reclamation costs we incur. If new legislation and regulations are introduced in the future, they could lead to additional costs, capital expenditures, restrictions and delays at existing operations or development properties, and the extent of any of these possible changes cannot be predicted in a meaningful way, and therefore there cannot be any assurance that such future changes will not adversely affect Inmet’s operations.

Environmental and regulatory review has also become a long, complex and uncertain process that can delay the opening of a new mine, expansion at an operating mine, or extend decommissioning activities at a closed mine.

In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, positively or negatively, from prior estimates of reclamation liabilities.

Our ability to foster and maintain the support of local communities and governments for our development projects and operations by engaging in dialogue and consulting with them about our activities and generating social and economic benefits from them is critical to the conduct and growth of our business. Even with extensive dialogue and consultation with local communities and governments, as well as the generation of social and economic benefits from a project or operation to them, there can be no assurance that this support can be fostered or maintained. Failing to foster or maintain this support would adversely affect our ability to develop a new mine or operate any of our current mines.

Our Reserve and Production Estimates Are Inherently Uncertain and May be Revised

The mineral reserves we have reported as of December 31, 2011 are estimated quantities of proven and probable mineral reserves that can be mined legally and economically, and processed by extracting their mineral content under current conditions and conditions anticipated in the future. We determine the amount of our mineral reserves according to the regulatory requirements that apply, and following established mining standards.

The volume and grade of reserves we actually recover, and rates of production from our current mineral reserves, may be less than geological measurements of the reserves. Fluctuations in the market price of copper, zinc and other metals, changing exchange rates and operating and capital costs may make it uneconomical to mine certain mineral reserves in the future.

Short-term operating factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of different ore grades, may also prompt us to modify mineral reserves estimates or make one of our operations unprofitable in a particular fiscal period. There is no assurance that the indicated amount of ore will be recovered or that it will be recovered at prices we have assumed in determining the mineral reserves.

Mineral reserve estimates can be uncertain because they are based on limited sampling and not the entire ore body. As we gain more knowledge and understanding of an ore body through on-going exploration and mining activity, the reserve estimate may change significantly, either positively or negatively.

We prepare estimates of future production that are based on, among other things, reserve estimates, assumptions about ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics, and estimated rates and costs for mining and processing.

Our actual production could be different for a variety of reasons, including:

•      actual ore mined varying from estimates of grade;

•      tonnage;

•      dilution;

•      metallurgical and other characteristics;

•      short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades;

•      risks and hazards associated with mining, including geotechnical issues such as pit slope stability at open pit operations and structural issues at underground mines;

•      natural phenomena, such as inclement weather conditions, floods and earthquakes; and

•      unexpected labour shortages or strikes.

There is no assurance that we will achieve our production estimates.  In particular, we continue our efforts to ramp up production at Las Cruces to achieve design capacity. Production estimates at new operations such as Las Cruces are particularly uncertain and subject to revision.  There are no assurances that production at Las Cruces will achieve design capacity in the time periods that we currently expect, or at all. Failing to achieve production estimates at any of our operations or in aggregate could have a material adverse effect on our future cash flows, earnings, financial condition, results of operations or share price.

Exploration and Development of New and Existing Mines May be Unsuccessful

Because the life of a mine is limited by its mineral reserves, we continually look for opportunities to replace and expand our reserves by exploring existing properties and by looking for potential acquisitions of new properties or companies that own new properties.

Exploration and development of mineral properties involves significant financial and operational risk. There is no assurance that we will be successful in our efforts. Very few properties that are explored are later developed into an operating mine. Developing a property involves many risks and unknowns, such as establishing mineral reserves by drilling, completion of feasibility studies, obtaining and maintaining various permits and approvals from governmental authorities, constructing mining and processing facilities, securing required surface or other land rights, finding or generating suitable sources of power and water, confirming the availability and suitability of appropriate local area infrastructure and developing it if needed, and obtaining adequate financing. Substantial spending may be made on properties that are later abandoned due to a failure to satisfy any of such factors.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of a project can be affected by changes to them. Actual costs may increase significantly and economic returns may differ materially from our estimates. We may be unable to satisfactorily resolve fiscal and tax issues, or fail to obtain permits and approvals necessary to operate a project so that the project may not proceed, either on the original timeline, or at all. New mining operations may experience unexpected problems during start-up, which can cause delays and require more capital than anticipated.  Failure to achieve any of these factors could result in Inmet being unsuccessful in developing new mines and consequently may have a negative impact on Inmet’s mineral reserves and resources, production, financial condition, results of operations and share price.

We may experience strong competition from other mining companies as we look for acquisition or development opportunities. Much of this competition is from larger, better established mining companies with greater financial resources, operational experience and technical capabilities than Inmet. As a result of this competition, Inmet may be unable to maintain or acquire rights to explore additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Inmet will acquire any interest in additional operations that would yield reserves or result in commercial mining operations. If Inmet is not able to acquire such interests, this could have an adverse impact on future cash flows, earnings, financial condition, results of operations and share price.

Our International Operations are Subject to Political and Country Risk

We conduct exploration, development and production activity in a number of countries. These operations are potentially subject to a number of political, economic and other risks. We are not able to determine the impact of political, economic or other risks on our future financial position, including:

•                  emerging resource nationalism;

•                  cancellation or renegotiation of contracts;

•                  changes in foreign laws or regulations, including tax laws and royalty regimes;

•                  retroactive tax or royalty claims;

•                  expropriation or nationalization of property;

•                  inflation of costs that is not compensated by a currency devaluation;

•                  restrictions on the remittance of dividend and interest payments offshore;

•                  environmental controls and permitting;

•                  risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism; and

•                  other risks arising out of foreign sovereignty issues.

Such risks could potentially arise in any country in which Inmet operates. Furthermore, in the event of a dispute arising from such activities, Inmet may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

Our operations and investments outside Canada could be adversely affected by war, civil disturbances and activities of foreign governments that limit or disrupt markets, restrict the movement of funds or supplies, or restrict contractual rights or take property without fair compensation. In addition, we may be subject to the exclusive jurisdiction of courts outside of Canada, which could affect the outcome of any dispute.

These operations and investments could also be negatively affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation. We do not currently have political risk insurance.

We May be Adversely Affected by Loss of Access to Capital

Mining is an extremely capital intensive business. Mining companies need significant amounts of on-going capital to maintain and improve existing operations, invest in large scale capital projects with long lead times, and manage uncertain development and permitting timelines and the volatility associated with fluctuating metals and input prices. Financial markets — banking, debt and equity - can also be extremely volatile and can prevent us from gaining access to the capital required to maintain and grow our business. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Financing through the issuance of equity will result in dilution of existing shareholders.

We hold Substantial Funds in Cash and Cash Equivalents and there is a Risk that Financial Market Turmoil or Other Extraordinary Events Could Prevent Us From Obtaining Timely Access to Such Funds or Result in the Loss of Such Funds

We currently hold substantial investments in cash and cash equivalents, including treasury bills, money market funds and bank deposits. Management has adopted a conservative investment philosophy with respect to such funds, as we may require that these funds be used on short notice to support our business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents us from accessing our cash and cash equivalent investments. Such an event could, in the case of delayed liquidity, have a negative impact on implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

Titles or Boundaries at Our Properties Could be Challenged

Title to Inmet’s properties may be challenged or impugned, and title insurance is generally not available. Inmet’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, Inmet may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Our Insurance Coverage Does Not Cover All Potential Risks

The business of mining and mineral exploration is generally subject to a number of risks and hazards including: adverse environmental conditions; industrial accidents; work force health issues; contaminations; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to Inmet’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Inmet maintains insurance against certain risks that are typical in the mining industry and in amounts that Inmet believes to be reasonable, its insurance will not cover all of the potential risks associated with its operations.  Specifically, Inmet may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Inmet or to other companies in the mining industry on acceptable terms. Inmet might also become subject to liability for pollution or other hazards which may not be insured against or which Inmet may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Inmet to incur significant costs that could have a material adverse effect upon its financial condition, results of operations and share price.

Inmet is Dependent on a Relatively Small Number of Key Personnel

Inmet is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on Inmet. Inmet currently does not have key person insurance on these individuals.

We are Subject to Litigation, the Outcome of Which may Affect our Business

Inmet is subject from time to time to litigation and may be involved in disputes with other parties in the future, which may result in litigation. We cannot predict the outcome of any litigation. If we cannot resolve these disputes favourably, our activities, financial condition, results of operations, future prospects and share price may be materially adversely affected.

We are Subject to Taxation Risk

Inmet has operations and conducts business in a number of jurisdictions and is subject to the taxation laws of these jurisdictions. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by Inmet which could adversely affect Inmet’s profitability.

Inmet’s Directors May have Conflicts of Interest

Certain of the directors of Inmet also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict.   In all cases where directors have an interest in another resource company, such other companies may also compete with Inmet for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of Inmet and will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, Inmet will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Our Costs of Reclamation are Uncertain

The actual costs of reclamation are uncertain and planned expenditures may differ from the actual expenditures required. It is not possible to determine the exact amount that will be required to complete reclamation activities, and the amount that Inmet is required to spend could be materially different than current estimates. Reclamation bonds or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine’s operation. Although Inmet includes estimated reclamation costs in its mining plans, it may be necessary to revise the planned expenditures and the operating plans for our operations in order to fund required reclamation activities. Any additional amounts required to be spent on reclamation may have a material adverse effect on Inmet’s financial condition, results of operations and share price.

Asset Carrying Values are Evaluated Annually and May be Subject to Write-downs

Inmet annually undertakes an evaluation of Inmet’s portfolio of development projects, exploration and other assets. The recoverability of Inmet’s carrying values of its properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, copper, zinc, iron pyrite and gold prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed copper prices or in the event of other factors reducing estimated future net cash flows from exploration and development properties, Inmet may be required to take additional material write-downs of its exploration and development properties.

Our Use of Derivative Contracts Exposes Us to Risk of Opportunity Loss, Mark to Market Accounting Adjustments and Exposure to Counterparty Credit Risk

From time to time, Inmet may enter into price risk management contracts to protect against fluctuations in the price of gold and other precious metals, exchange rate movements, and changes in the price of fuel and other input costs. These contracts could include forward sales or purchase contracts, futures contracts, purchased put and call options, and other contracts. Any such use of forward or futures contracts can expose Inmet to risk of an opportunity loss. The use of derivative contracts may also result in significant mark to market accounting adjustments, which may have a material adverse impact on Inmet’s reported financial results.   Inmet is exposed to credit risk with contract counter-parties, including, but not limited to, sales contracts and derivative contracts. In the event of non-performance by a customer in connection with a contract, Inmet could be exposed to a loss of value for that contract.

Fluctuations in Exchange Rates May Adversely Affect Our Operating and Capital Costs

While our financial results are reported in Canadian dollars, almost all of the revenue we earn is in US dollars and our costs are in several different currencies.  Therefore our revenues, operating costs and capital costs are affected by fluctuations in the exchange rates between the Canadian dollar and the US dollar, the euro, the Turkish lira and the Panamanian dollar.

While we may use option contracts to hedge against changes in the US dollar, not all of our exposure to the US dollar will be hedged, any such hedges may not be effective, and therefore there is still the potential for changes in currency exchange rates to have an adverse effect on us.

The Actual Cost to Develop Cobre Panama May Differ Materially from Our Current Estimates and Involve Unexpected Problems or Delays

The estimates incorporated by reference in this AIF regarding the development and operation of Cobre Panama are based on the revised capital cost estimate to first production of US $4.3 billion. The current estimate of the amount of capital expenditures that will be required to be incurred to complete the first phase of Cobre Panama represent estimates only and are based on certain assumptions and analyses made by Inmet’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates, however, and the assumptions upon which they are based, are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete the first phase of Cobre Panama may increase, which may have a material adverse impact on Inmet’s financial condition and share price.

There are also a number of uncertainties inherent in the development and construction of any new mine, including Cobre Panama. These uncertainties include:

•                  earning and maintaining the privilege to operate from host communities;

•                  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; the timing and cost of the construction of mining and processing facilities; the timing and cost of the construction of power facilities;

•                  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates;

•                  the availability of funds to finance construction and development activities;

•                  the need to obtain all mineral and surface rights necessary to optimally exploit the deposit;

•                  challenges to mineral rights;

•                  the availability and cost of water, power, skilled labour and mining equipment;

•                  the need to obtain necessary environmental and other government permits, and the timing of those permits;

•                  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•                  the availability of appropriate off-take arrangements for copper.

It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that future development activities will result in profitable mining operations or that Inmet will successfully establish an operation at Cobre Panama. In addition, whether operations at Cobre Panama can be economically feasible depends upon future copper prices.

We May Need an Additional Partner to Develop Cobre Panama and May Not be Able to Find a Suitable Such Partner

Cobre Panama is a significant project and we will require a significant amount of additional financing in order to bring it into production. On January 10, 2012 KPMC elected to exercise its option to acquire an indirect 20 percent interest in Cobre Panama, which option exercise is expected to close in April, 2012. There may be risks associated with KPMC, including its financial condition, of which Inmet is not aware. There is a risk for non-payment by KPMC of its share of project expenditures which could adversely affect Inmet’s financial position and financial results, and adversely affect our ability to complete the development of Cobre Panama within budgeted costs and timelines.

In addition to KPMC, we have been in the process of trying to identify another suitable partner with the financial resources to jointly develop Cobre Panama. There can be no assurance that Inmet will identify such a suitable partner. If a suitable partner is identified, there can be no assurance that Inmet will be able to reach agreement on terms acceptable to Inmet for the development of Cobre Panama with such partner. Furthermore, if a suitable partner is identified, Inmet may still need to arrange for financing for a significant portion of the development costs. There can be no guarantee that such financing will be available at all, or on terms acceptable to Inmet and any party that Inmet may have identified.

DESCRIPTION OF CAPITAL STRUCTURE

Inmet Mining’s articles of amalgamation provide for three classes of shares:

•      common shares

•      preferred shares

•      subordinate voting participating shares.

Each class has an unlimited number of shares.

At December 31, 2011 there were 69,328,864 common shares issued and outstanding. We have not issued any preferred shares or subordinate voting participating shares.

Common shares

Each common share gives the holder the right to:

•      receive notice of and attend all meetings of shareholders, with each common share entitling the holder to five votes at a meeting of shareholders

•      participate equally with the holders of subordinate voting participating shares in any:

•      dividends declared by the directors

•      distribution of assets if the company is liquidated, dissolved or wound up, after payments are made to holders of preferred shares.

Common shares cannot be subdivided, consolidated or otherwise changed unless all of the common shares and subordinate voting participating shares are also subdivided, consolidated or otherwise changed at the same time, in the same proportion and in the same manner.

Preferred shares

Preferred shares can be issued in series. The directors can fix the number, designation, rights, privileges, restrictions and conditions of the preferred shares of each series before the shares are issued.

Holders of preferred shares do not have the right to receive notices of any meetings of shareholders, or to attend them or to vote at them, unless the conditions when the preferred shares are issued state otherwise. Preferred shares can carry other rights that have been specified when the shares are issued. The holders of preferred shares can also be entitled by law to vote as a class on certain matters.

Preferred shares rank ahead of subordinate voting participating shares and common shares when:

•      dividends are paid

•      assets are distributed if the company is liquidated, dissolved or wound up.

Subordinate voting participating shares

Each subordinate voting participating share gives the holder the right to:

•      receive notice of and attend all meetings of shareholders

•      one vote at a meeting of shareholders

•      participate equally with the holders of common shares in any dividends declared by the directors, and any distribution of assets if the company is liquidated, dissolved or wound up, after payments are made to holders of preferred shares.

Subordinate voting participating shares cannot be subdivided, consolidated or otherwise changed unless all of the subordinate voting participating shares are changed in the same way, at the same time and in the same proportion.

Dividends

Inmet Mining’s board of directors can declare dividends at its discretion and has approved a dividend policy for dividends each year of $0.20 per common share. Since November 2005 of each year, we have paid semi-annual dividends of $0.10 per common share on June 15 and December 15 to our common shareholders.  The amount and timing of any dividends is within the discretion of Inmet Mining’s Board of Directors. The Board of Directors reviews the dividend policy from time to time based on the cash requirements of Inmet Mining’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Inmet Mining.  The Board of Directors currently believes that Inmet Mining can maintain its current level of dividend as copper prices fluctuate.

RATINGS

Credit ratings assess the ability of a company to meet its financial commitment on an obligation.

None of our securities have been rated by a rating agency. If, however, they receive a rating in the future, there is no guarantee that the rating will remain in effect for an extended period. A rating can also be revised or withdrawn by the rating agency.

MARKET FOR SECURITIES

Trading price and volume

Inmet’s common shares trade on the Toronto Stock Exchange (TSX) under the symbol IMN. The table below shows the range in share price and volume traded in each month of 2011.

Month	High	Low	Volume traded
January	$82.14	$72.73	8,201,721
February	$80.25	$65.31	8,354,024
March	$69.50	$58.95	9,635,760
April	$73.86	$64.68	5,244,714
May	$69.89	$61.00	5,158,569
June	$72.86	$63.56	4,284,571
July	$74.95	$64.10	4,906,508
August	$66.21	$53.92	10,691,555
September	$65.07	$43.89	6,436,930
October	$62.50	$39.88	6,802,221
November	$62.73	$49.80	4,946,529
December	$66.34	$58.58	6,179,643

Source: TSX Historical Access Database

MATERIAL CONTRACTS

The following are the only contracts entered into by Inmet in 2011 which are material and still in effect, other than contracts entered into in the ordinary course of Inmet’s business.

Leucadia registration rights agreement

Inmet, MK Resources and Leucadia have entered into a registration rights agreement dated as of August 22, 2005, that was amended in connection with Inmet’s acquisition on December 15, 2010 of the 30 percent interest in the Las Cruces mine that it did not already own. Under the amended agreement, Leucadia is entitled to nominate an individual for election to the Inmet board of directors as long as it maintains a minimum shareholder ownership level in Inmet as prescribed under the agreement. Leucadia and MK Resources are also entitled to request registrations of Inmet common shares they hold to enable them to publicly offer such shares for sale. Leucadia and MK Resources may request up to three such registrations; each registration must be for not less than 1 million common shares. Inmet may postpone (not more than once in any period of 12 consecutive months) a requested registration for up to 90 days if in good faith it believes the registration would be materially detrimental to it or would materially adversely affects its ability to consummate a material transaction. Leucadia and MK Resources are also entitled to request incidental registrations of Inmet common shares held by them where Inmet proposes to register its common shares for sale to the public.

Temasek registration rights agreement

On May 17, 2011 an investor rights agreement dated April 23, 2010 and as amended December 23, 2010 between Inmet and Ellington Investments Pte. Ltd., an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited, became effective. Pursuant to this investor rights agreement Ellington is entitled to request registrations of Inmet common shares it holds to enable it to publicly offer such shares for sale. Ellington may request up to five such registrations; subject to certain exceptions, each registration must be for not less than 1.55 million  common shares.  Subject to certain conditions, Inmet may postpone a requested registration for a reasonable period of time (not to exceed 90 days) if it believes, after advice from counsel, that the registration would have a material adverse effect on Inmet or its shareholders because registration would either materially interfere with a material transaction involving Inmet or require premature disclosure of material non-public information that Inmet has a bona fide business purpose for preserving as confidential. Subject to certain conditions, Inmet may also postpone (not more than once in any period of 12 consecutive months) a requested registration for a reasonable period of time (not to exceed 180 days) if it believes that the registration would materially interfere with certain offerings as described in the investor rights agreement. Ellington is also entitled to request incidental registrations of Inmet common shares held by it where Inmet proposes to register its common shares for sale to the public.

Under the investor rights agreement, as long as Ellington maintains a minimum shareholder ownership level in Inmet five percent, Ellington is entitled to nominate an individual for election to the Inmet board of directors and Ellington has, subject to certain customary exceptions, participation rights allowing it to maintain its percentage interest in the outstanding common shares.  In addition, Ellington has agreed to certain customary standstill provisions.

GOVERNANCE

Board of directors

Our board of directors is responsible for the stewardship of our business and affairs. Its main role is to oversee corporate performance and to make sure that management has the talent, professionalism and integrity necessary to successfully carry out our strategic plan and achieve our corporate objectives.

Each of our directors holds office until our next annual meeting of shareholders, or until a successor is appointed.  Information regarding each of our directors as at March 28, 2012 is set out below.

Dr. Yilmaz Argüden, Ph.D.
54
Istanbul, Turkey
Independent — Director since 2005

Member of:

•      Audit committee

•      Corporate governance and nominating committee

•      Corporate responsibility committee

Owns no common shares
Holds 10,034 deferred share units

Dr. Argüden is Chairman of ARGE Consulting A.S., a management consulting firm based in Istanbul, Turkey. He is the Chairman of Rothschild investment bank in Turkey. He is also an Adjunct Professor of Business Strategy at the Bosphorus University, an author of numerous books and a columnist.

He is the former Chairman of Erdemir, the largest Turkish steel company, and was also a board member of various Anadolu, Borusan, Koç, Vestel and state-owned companies in Turkey. He was selected as a “Global Leader of Tomorrow” by the World Economic Forum in 1999. Dr. Argüden is also Chairman of the Turkish Canadian Business Council, the National Representative of the United Nations Global Compact, and a member of the Private Sector Advisory Group of the Global Corporate Governance Forum.

Dr. Argüden is also a director of Anadolu Efes, Coca-Cola Içecek, Vestel Electronics Corp., Vestel White Goods Trade and Industry A.S. and Yazicilar Holding A.S.

David R. Beatty, O.B.E.
70
Toronto, Ontario
Independent - Chairman — Director since 2003

Member of:

•      Corporate governance and nominating committee

•      Human resources and compensation committee

Owns 10,000 common shares
Holds 15,135 deferred share units

Mr. Beatty is Inmet’s non-executive Chairman. He is Professor of Strategic Management and director of the Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto’s Rotman School of Management. He is the past Managing Director of the Canadian Coalition for Good Governance.

Mr. Beatty has gained extensive business, international and mining experience during a professional career that spans more than 30 years. He is also Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E.

Mr. Beatty is also a director of FirstService Corporation and Walter Energy, Inc.

John H. Clappison
65
Toronto, Ontario
Independent — Director since 2010

Member of:

•      Audit committee (chair)

Owns 500 common shares
Holds 2,010 deferred share units

Mr. Clappison is the former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP. He is a Chartered Accountant, a Fellow of the Institute of Chartered Accountants of Ontario and worked with PricewaterhouseCoopers (or its predecessor firm) for 37 years.

Mr. Clappison is also a director of Cameco Corporation, Rogers Communications Inc. and Sun Life Financial Inc.

John C. Eby
60
Toronto, Ontario
Independent — Director since 2005

Member of:

•      Audit committee

•      Corporate governance and nominating committee (chair)

•      Corporate responsibility committee

Owns 3,200 common shares
Holds 5,399 deferred share units

Mr. Eby is a corporate director and former Vice-Chairman, Scotia Capital Inc., where he was responsible for overseeing the firm’s mining practice.

He has over 29 years of experience with Scotiabank and its affiliates, covering corporate banking, capital markets and investment banking in a variety of sectors.

Mr. Eby is also a director of Crombie Real Estate Investment Trust and Wajax Corporation.

Paul E. Gagné
65
Senneville, Quebec
Independent — Director since 1996

Member of:

•      Audit committee

•      Corporate responsibility committee (chair)

•      Human resources and compensation committee

Owns 5,300 common shares
Holds 32,918 deferred share units

Mr. Gagné is Chairman of Wajax Corporation and a corporate director. From 1998 to 2002, he was a consultant to Kruger Inc. and prior to that, he was Chief Executive Officer of Avenor Inc., a pulp, paper and wood products company.

He has extensive experience in the resources sector and is a Canadian chartered accountant.

Mr. Gagné is also a director of Ainsworth Lumber Co. Ltd., CAE Inc., Textron Inc. and Wajax Corporation.

Oyvind Hushovd
62
Kristiansand, Norway
Independent — Director since 2002

Member of:

•            Human resources and compensation committee

•            Corporate governance and nominating committee

•            Corporate responsibility committee

Owns no common shares
Holds 11,434 deferred share units

Mr. Hushovd is a corporate director with considerable experience in the mining and resource sectors. Prior to February 2006, he was the non-executive Chairman, and prior to July 2005, the Chief Executive Officer, of Gabriel Resources Ltd.

From 1996 to 2002, he was President and Chief Executive Officer of Falconbridge Limited and prior to that, held senior positions within that company.

Mr. Hushovd is also a director of Cameco Corporation, Ivanplats Limited and Nyrstar NV.

Thomas E. Mara
66
New York, USA
Independent — Director since 2005

Member of:

•            Audit committee

Owns no common shares
Holds 7,259 deferred share units

Mr. Mara is Executive Vice-President and Treasurer of Leucadia National Corporation.

He has broad U.S. and international financial experience.

Jochen Tilk
48
Toronto, Ontario
Non-Independent — Director since 2010

Owns 36,040 common shares

Mr. Tilk is Inmet’s President and Chief Executive Officer. He is a mining engineer and holds a Master’s degree in engineering from the University of Aachen, Germany.

Douglas Whitehead
65
North Vancouver, British Columbia
Independent — Director since 2007

Member of:

•      Corporate responsibility committee

•      Human resources and compensation committee (chair)

Owns 3,000 common shares
Holds 3,624 deferred share units

Mr. Whitehead is Chairman of the Board of Finning International Inc.

Prior to May 2008, he was President and Chief Executive Officer of Finning International Inc.

Mr. Whitehead is also a director of Ballard Power Systems Inc., Belkorp Industries Inc., Finning International Inc. and International Forest Products Limited.

Corporate Cease Trade Orders and Bankruptcies

Except as set out below, and to the best of the knowledge of Inmet, no current director or executive officer of Inmet is at the date of the AIF, or within the ten years prior to the date of the AIF has been, a director or chief executive officer chief financial officer of any issuer that was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while that person was acting in that capacity or was issued after that person ceased to act in that capacity and resulted from an event that occurred while such person was acting in that capacity.

Except as set out below, and to the best of the knowledge of Inmet, no current director, executive officer or shareholder holding a sufficient number of securities to materially affect control of Inmet is at the date of the AIF, or within the ten years prior to the date of the AIF has been, a director or executive officer of any issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Except as set out below, to the best of the knowledge of the Company, no current director, executive officer or shareholder holding a sufficient number of securities to materially affect control of the Company had been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

•      Mr. Gagné was a director of Fraser Papers Inc. (Fraser) from April 2004 until February 2011.  In June 2009, Fraser initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act (CCAA) and also filed for protection pursuant to Chapter 15 of the U.S.  Bankruptcy Code.  As part of its restructuring, Fraser sold all of its productive assets and distributed the proceeds from the sale of those assets pursuant to a Consolidated Plan of Compromise and Arrangement which was approved by the courts in February, 2011.

•      Fraser’s common shares were suspended from trading on the Toronto Stock Exchange (TSX) on June 23, 2009 and delisted on July 22, 2009.  On March 10, 2011, the Ontario Securities Commission issued a cease trade order against Fraser.

•      Mr. Beatty was a director of Thistle Mining Inc. on December 21, 2004 when it announced its plans to restructure under the Companies’ Creditors Arrangement Act (CCAA). Thistle completed its restructuring on June 30, 2005. Its common shares have been suspended from trading on the Toronto Stock Exchange since December 31, 2004 due to the restructuring. Mr. Beatty is no longer a director of Thistle.

About the audit committee

The audit committee consists of five directors:

•      John Clappison (chair)
Mr. Clappison is a Canadian chartered accountant and is the former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP.  He is a Fellow of the Institute of Chartered Accountants of Ontario and worked with PricewaterhouseCoopers LLP (or its predecessor firm) for 37 years.

•      Paul E. Gagné
Mr. Gagné is a Canadian chartered accountant and is a former Chief Executive Officer of Avenor Inc., a pulp, paper and wood products company.

•      Dr. Yilmaz Argüden
Dr. Argüden is Chairman of ARGE Consulting A.S., a management consulting firm based in Istanbul, Turkey. He is the Chairman of Rothschild investment bank in Turkey. He was selected as a “Global Leader of Tomorrow” by the World Economic Forum in 1999. He received his Ph.D. in policy analysis from the RAND Graduate Institute. Dr. Argüden is also Chairman of the Turkish Canadian Business Council.

•      John C. Eby
Mr. Eby is a corporate director. He is a former Vice-Chairman, Scotia Capital Inc. where he was in charge of the firm’s mining practice.

•      Thomas E. Mara
Mr. Mara is Executive Vice-President and Treasurer of Leucadia National Corporation.  He has broad U.S. and international financial experience.

Each member is independent and financially literate according to the terms of Multilateral Instrument 52-110, Audit committees.

The committee’s main function is to assist the board by overseeing:

•      the quality, integrity and appropriateness of our financial reporting

•      the quality, integrity and performance of our systems of internal control for finance, accounting and ethics

•      the quality, performance and independence of our external auditors

•      our compliance with legal and regulatory requirements.

•      the audit committee receives regular reports on the following in order to fulfil its mandate:

•      significant accounting transactions and financial matters that required professional judgment in arriving at the financial statements

•      financial risk management

•      exploration and capital spending in relation to approved budgets

•      our system of internal controls.

The audit committee and the corporate governance and nominating committee review this committee’s charter once a year to make sure it meets regulatory requirements and reflects best practices.

Financial reporting

The audit committee is also responsible for reviewing:

•      our financial reporting procedures, internal controls and risk management practices as they relate to financial reporting

•      the terms of engagement and performance of the external auditors

•      our interim and annual financial statements, management’s discussion and analysis of financial condition and results, and the annual report before they are reviewed and approved by the board.

The audit committee meets regularly with our external auditors without management present. It also has direct access to management in order to review specific issues.

External auditors

KPMG LLP (KPMG) is our current auditor. From time to time, KPMG and/or its affiliates also provide us and some of our subsidiaries with advisory and other non-audit services.

These professional services break down into different types of fees:

•      audit fees for services for reading annual and interim financial statements and notes and for conducting the annual audit of Inmet Mining and its subsidiaries

•      audit-related fees for services relating to KPMG’s role as auditor. The fees for fiscal 2011 and 2010 relate to our transition to International Financial Reporting Standards (IFRS), French translation services, and due diligence.

•      tax fees for services relating to tax compliance, tax advice and tax planning

•      All other services and fees.

The table below shows the fees that were paid to KPMG for the fiscal years ended December 31, 2011 and 2010.

Fee (thousands)	2011	2010
Audit fees	$879	$868
Audit-related fees	272	323
Tax fees	1,556	824
All other services and fees	229	26
Total	$2,936	$2,041

Auditor independence

The audit committee has reviewed this list of services and determined KPMG maintained auditor independence.

The audit committee has the authority to conduct any investigation it believes is necessary to help it fulfil its responsibilities, and has direct access to the external auditors, our financial management, our officers and employees and all of our books and records. Any member of the committee can ask to retain the help of accounting, legal or other consultants or experts to carry out its duties, and these expenses would be paid by Inmet.

Approving services

The audit committee has a policy that requires any services to be performed by the external auditors to be pre-approved, including:

•      audit and non-audit services provided by external auditors, and the annual range of fees for each type of service

•      services that are not part of the annual process

•      fees that go higher than the range of fees that was pre-approved.

Management must submit a report to the audit committee each year describing in detail all services it expects the external auditors to provide the following fiscal year. The report must also include a range of fees for each type of service.

The audit committee takes into account the ratio of fees for audit and audit-related services to non-audit services when pre-approving services and fees. It has also delegated limited authority to the committee chair to pre-approve services and fees. Any approvals the committee chair makes must be reported to and ratified by the audit committee at its next meeting.

Inmet has a policy of not engaging external auditors to provide services relating to internal audit, and the design and implementation of financial information systems.

The committee met 6 times in 2011.

A copy of the committee charter is attached as an appendix to this AIF. It is available on SEDAR (www.sedar.com).

Officers

Certain information regarding each of the officers of Inmet Mining as at March 28, 2012 is set out below.

Jochen Tilk
Toronto, Ontario

President and Chief Executive Officer
Years with Inmet: 24
Owns 36,040 common shares

Prior to November, 2009, President and Chief Operating Officer, Inmet

Steven Astritis
Toronto, Ontario

Vice-President, Legal and Corporate Affairs
Years with Inmet: 11
Owns 19,000 common shares

Prior to April 2011, Vice-President, General Counsel and Secretary, Inmet

D. James Slattery
Oakville Ontario

Vice-President and Chief Financial Officer
Years with Inmet: 6
Owns 16,370 common shares

Frank Balint
Toronto, Ontario

Vice-President, Corporate Development
Years with Inmet: 34
Owns 12,267 common shares

Lynda Beesley
Toronto, Ontario

Corporate Secretary
Years with Inmet: 5
Owns no common shares

Prior to April 2011, Assistant Corporate Secretary, Inmet

Prior to September 2006, Assistant Corporate Secretary, Falconbridge Limited and Noranda Inc.

Craig Ford
Oakville, Ontario

Vice-President, Corporate Responsibility
Years with Inmet: 12
Owns 9,501 common shares

Prior to November 2010, Vice-President, People & Environment, Inmet

Prior to July 2008, Vice-President, Safety, Environmental and Community Affairs, Inmet

Scott Herr
Oakville, Ontario

Vice-President, Mining
Years with Inmet: 6
Owns 6,375 common shares

Prior to January 2007, Director, Mining

Wendy Kaufman
Oakville, Ontario

Vice-President, Finance and Treasury
Years with Inmet: 18
Owns 9,979 common shares

Prior to October 2011, Vice-President, Finance, Inmet

Jean-Claude Lalumiere

Oakville, Ontario

Vice-President, Human Resources
Years with Inmet: 1
Owns no common shares

Prior to November 2010, Vice-President, Human Resources and Facilities, World Wildlife Fund

Prior to March 2007, Director Global Human Resources Management Systems, LaFarge S.A.

Fernando Martinez-Caro
Oakville, Ontario

Vice-President, Engineering and Infrastructure

Years with Inmet: 4
Owns 1,808 common shares

Prior to January 2010, Director, Projects, Inmet

Prior to August 2008, Managing Director, Ferrovial Agroman (North America)

Ernest Mast

Panama City, Republic of Panama

President, Minera Panama, S.A.

Years with Inmet: 4
Owns 1,400 common shares

Prior to May, 2009, President and General Manager of Xstrata Nickel’s Falcondo project in the Dominican Republic.

Jan (Jon) Wojnicki
Toronto, Ontario

Vice-President, Strategic Development

Years with Inmet: Less than 1
Owns no common shares

Prior to January 2012, Principal, McKinsey & Company, Inc.

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company is our transfer agent and registrar, and maintains the register of transfers of our common shares at its main office in Toronto, Ontario.

USE OF EXPERTS

We rely on experts to audit our financial statements and prepare our mineral reserve and resource estimates.

•            Our consolidated financial statements for the year ended December 31, 2011 have been audited by KPMG LLP. The auditors have confirmed they are independent according to the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

•            Notes to mineral reserves and resources table, starting on page 36, lists qualified persons, as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects, and competent persons, as defined by the Australasian Code for Reporting of Identified Mineral and Ore Reserves (the Australasian Code) who have prepared or supervised the preparation of our mineral reserve and mineral resource estimates.

None of these people or organizations beneficially owns (directly or indirectly), or exercises control or direction over, more than one percent of our issued and outstanding common shares.

SHARE OWNERSHIP

Our directors and senior management as a group beneficially own (directly or indirectly), or exercise control or direction over, less than 1 percent of our issued and outstanding common shares. Mr. Mara is an officer of Leucadia which, through its wholly-owned subsidiary, MK Resources, owns approximately 15.9 percent of Inmet’s issued and outstanding common shares.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this AIF, no director or executive officer of Inmet or person that beneficially owns or controls, directly or indirectly, 10 percent or more of the issued and outstanding common shares or associate or affiliate of any such director or executive officer or 10 percent shareholder has any material interest, direct or indirect, in any transaction within Inmet’s three most recently completed financial years or within the current financial year that has materially affected or would materially affect Inmet.

Leucadia, through its wholly-owned subsidiary, MK Resources, is Inmet’s largest shareholder, holding 15.9 percent of Inmet’s issued and outstanding common shares. Within Inmet’s three most recently completed financial years, and within the current financial year, Leucadia has been party to a transactions that have materially affected, or could materially affect, Inmet. See “THREE YEAR HISTORY — Acquisition of Remainder of Cobre Las Cruces ”.

ADDITIONAL INFORMATION

Additional information about Inmet may be found on SEDAR at www.sedar.com.

Further information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of Inmet’s securities, and securities authorized for issuance under equity compensation plans is contained in the Inmet’s management information circular for its most recent annual meeting of holders of the Inmet’s common shares. Additional financial information is provided in the Inmet’s most current consolidated financial statements and MD&A, copies of which have been filed with the securities commissions in each Canadian province in which Inmet Mining is a reporting issuer and which is available on SEDAR at www.sedar.com.

To request a copy of any of these documents, write to:

Director of Investor Relations
Inmet Mining Corporation
330 Bay Street, Suite 1000
Toronto, Ontario
Canada M5H 2S8

You can also call us at +1.416.361.6400 or send a fax to +1.416.368.4692.

SCHEDULE 1

Inmet Mining Audit Committee Charter

I. Purpose

The function of the Audit Committee is to assist the Board of Directors in its oversight of the quality of the Corporation’s financial reporting and public disclosure of financial information, the performance and integrity of the related systems of internal and disclosure controls, compliance with legal and regulatory reporting requirements applicable to financial reporting and public disclosure of financial information and the performance and independence of the external auditors.

The Audit Committee may conduct any investigation appropriate to fulfilling its function and have direct access to the independent auditors, any officer or employee of the Corporation and all books and records of the Corporation. At the request of any Audit Committee member, the Audit Committee may retain, at the Corporation’s expense, accounting, legal or other advisors or experts it deems necessary to perform its duties.

II. Composition

The Audit Committee shall have a minimum of three members. All of its members shall be “independent” as determined under the Board’s annual assessment of the independence of its members and “financially literate”, in each case as defined under any requirements of the Canadian Securities Administrators or other securities regulatory authorities to which the Corporation is subject. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. Meetings

The Committee shall meet at least five times annually, or more frequently as circumstances dictate.

The Audit Committee Chair will approve an agenda in advance of each meeting and will cause minutes of meetings to be maintained. The Chair will regularly report to the Board of Directors on the results of the Committee’s deliberations.

IV. Responsibilities and Duties

To fulfil its responsibilities and duties, the Audit Committee shall:

Financial reporting

1.               Review the principal risks affecting the Corporation’s financial reporting and oversee appropriate systems to identify, evaluate and manage such risks.

2.               Review the Corporation’s public disclosure of financial information, including annual and interim financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings releases, prior to filing with regulatory authorities or public dissemination and make recommendations to the Board for approval of same.

Such review shall address:

(a)          Appropriate application of IFRS as well as the underlying estimates, judgments and consideration of alternative treatment and presentation.

(b)         Clarity, accuracy and completeness of public disclosure.

(c)          Application of the Disclosure Committee process.

3.               Verify that the Corporation has appropriate procedures and policies in the areas of financial reporting, disclosure and internal controls, including for the review of the Corporation’s public disclosure of financial information derived from the Corporation’s financial statements and periodically assess the adequacy of such procedures and policies.

4.               Review the annual audited financial statements of the Corporation’s employee pension plans prior to filing with regulatory authorities and make recommendations to the Board for approval of same.

Independent auditors

5.               The Audit Committee is directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting.

6.               The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors and their compensation or approve any discharge of auditors where circumstances warrant.

7.               Review and approve the independent auditors’ audit plan and engagement letter. Discuss and approve audit scope, staffing, locations, reliance upon management and general audit approach. Ensure the auditor’s assessment of risks associated with financial reporting is consistent with that prepared by management.

8.               Review the results of the audit with the auditors.

9.               Review quarterly earnings reports with the auditor prior to public release.

10.         Approve the audit fees and other significant compensation to be paid to the independent auditors.

11.         At each Audit Committee meeting, consult with the independent auditors in the absence of management on internal controls and the fullness, appropriateness and accuracy of the Corporation’s annual financial statements including any disagreements.

12.         The Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the external auditors. In this regard, the Chairman is authorized to pre-approve non-audit services provided such pre-approval is presented to the Audit Committee at its first scheduled meeting thereafter.

Internal controls and compliance

13.         Review and assess reports prepared or caused to be prepared by management regarding internal controls, financial risk management and insurance programs.

14.         On at least a quarterly basis, review with the Corporation’s counsel any legal matters, the Corporation’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies that could have a significant impact on the Corporation’s annual financial statements.

15.         Establish procedures for:

(a)          the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting or auditing matters; and

(b)         the confidential, anonymous submission by employees of the Corporation or its subsidiaries of concerns regarding questionable accounting or auditing matters.

16.         Review management’s reports on related party transactions.

17.         Review annually the framework of internal controls, how these align with the objective of preventing and detecting fraud as well as management’s assessment of the continued effectiveness and application of those internal controls.

18.         Review at least annually management’s report on executive travel and other expenses.

19.         Review at least annually management’s report on the Corporation’s source deductions and other remittances required under applicable tax legislation.

Other responsibilities

20.         Periodically review and discuss with management and the independent auditors the significance of emerging regulatory and accounting standards and initiatives for the financial reporting of the Corporation.

21.         Review and reassess the adequacy of this Charter at least annually and make recommendations to the Corporate Governance and Nominating Committee as well as to the Board of Directors for approval.

22.         Annually assess the effectiveness of the Committee against its Charter and report the results of the assessment to the Corporate Governance and Nominating Committee as well as to the Board.

23.         Review disclosure of a summary of this Charter to shareholders.

24.         Perform any other activities consistent with this Charter, the Corporation’s by-laws, and governing law, as the Committee or the Board deems necessary or appropriate.

25.         At each Audit Committee meeting, meet with management in the absence of the independent auditors.

26.         Periodically review financial and accounting personnel succession planning within the Corporation and its major subsidiaries.

27.         Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditors of the Corporation.

The Committee’s role, as described in this Charter, is an important part of monitoring the quality and integrity of the Corporation’s financial reporting. This role does not replace the responsibility of the Corporation’s management for the preparation and presentation of financial statements in accordance with generally accepted accounting principles, for significant accounting estimates and judgments, or for ensuring compliance by the Corporation with applicable laws relating to financial reporting. Nor does the role of the Committee detract from the responsibility of the auditors to plan and conduct an audit in accordance with Canadian generally accepted auditing standards or from the fact that the independent auditors are ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders of the Corporation.

This Charter establishes guidelines, rather than inflexible rules, and the Committee will adopt such additional procedures and standards from time to time as it deems appropriate to help fulfil its responsibilities. Nothing in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for directors of the Corporation.

This Charter has been adopted by the Audit Committee of the Corporation, and approved by the Board, with effect as of December 1, 2009.

Inmet Mining Corporation 330 Bay Street, Suite 1000, Toronto, Ontario, Canada M5H 2S8 www.inmetmining.com